UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: December 2, 2010
	By:	/S/ ELENA SHMATOVA
	Name:	Elena Shmatova
	Title:	General Director

Amsterdam and New York (December 2, 2010) - “VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, today announced its operating and financial results for the quarter ended September 30, 2010.

Third Quarter Highlights:

•	Number of mobile subscriptions increased to 92.0 million (up 40.7% y-o-y); broadband subscriptions grew to 3.1 million (up 58.8% y-o-y)

•	Net operating revenues increased by 24.1% y-o-y to $2.8 billion

•	Adjusted OIBDA* reached $1.4 billion (up 20.0% y-o-y); consolidated OIBDA margin was 48.8%

•	Net income attributable to VimpelCom Ltd was $495.9 million (up 14.1% y-o-y)

•	Net cash from operating activities was $1,096.8 million (up 3.1% y-o-y)

•	Capex was $520.1 million and year-to-date Capex was $1,080.9 million

•	Net debt during the quarter increased by $46 million primarily as a result of payment for the OJSC VimpelCom squeeze out, partially offset by cash generated by operating activities

Recent Developments:

•	The Ukrainian Anti-Monopoly Committee confirmed its prior approval of the transaction to combine OJSC VimpelCom and Kyivstar GSM under VimpelCom Ltd

•	VimpelCom Group issued ruble bonds with five-year maturity in the amount of approximately $658 million to refinance its US dollar denominated debt

•	Commercial launch of 3G networks in Kazakhstan and Kyrgyzstan

•	Signed an agreement to combine VimpelCom and Weather to create a new global telecom group

•	The Supervisory Board of VimpelCom Ltd declared the payment of an interim dividend in 2010 of US$0.46 per American depositary share

*	Hereafter Adjusted OIBDA is referred to as OIBDA and Adjusted OIBDA margin is referred to as OIBDA margin (See definitions of Adjusted OIBDA and Adjusted OIBDA margin in Attachment A)

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Consolidated Financial Results*

CONSOLIDATED OPERATIONS (US$, millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	2,824.4	2,275.8	24.1%	2,641.6	6.9%
Adjusted OIBDA	1,377.7	1,148.3	20.0%	1,261.8	9.2%
Adjusted OIBDA margin, %	48.8%	50.5%		47.8%
SG&A	799.1	599.2	33.4%	766.4	4.3%
SG&A percentage	28.3%	26.3%		29.0%
Net income attributable to VimpelCom Ltd.	495.9	434.5	14.1%	334.7	48.2%
Net income attributable to VimpelCom Ltd. per ADS, basic (US$)	0.39	0.44		0.28
Net cash from operating activities	1,096.8	1,064.1	3.1%	1,000.9	9.6%
Capital expenditures	520.1	123.2	322.2%	381.4	36.4%
ROCE, %	21.5%	19.8%		22.7%

Commenting on the results, VimpelCom’s Chief Executive Officer, Alexander Izosimov, said, “Our third quarter results reflect the macroeconomic situation in the countries where we operate, consolidation of Kyivstar and seasonal effects typical for the summer period. Our quarterly revenues reached $2.8 billion, while the OIBDA margin remained in the high 40’s. Our focus on profitability and cash flow generation helped to substantially increase net income, while keeping ROCE above 20%. The strength of our cash flows allowed us to declare a sizeable interim dividend of $600 million.

Our increased scale and financial strength position us well to capture opportunities and strategic benefits of industry consolidation. Our recently announced agreement with Weather Investments is a significant step in this direction. Given the size and complexity of the transaction, we are satisfied with the progress made thus far. We remain committed and continue to move forward as outlined in our October 4th announcement. We are working towards fulfilling all necessary conditions precedent, including obtaining approval of VimpelCom’s Supervisory Board and securing the necessary regulatory approvals and anticipate the closing in the first half of 2011.

Mr. Izosimov continued, “However, while scale is an important strength in a rapidly evolving telecom industry, it is critical to sustain competitive positions in the core markets. We are clearly dissatisfied with our recent loss of market share in the Russian mobile market. The new management team in Russia already started to implement a set of measures to regain momentum in our business development. This includes prioritized network expansion, distribution optimization and pricing efficiency with focused plans for each region, to strengthen and facilitate the development of our business. We understand that our strategy requires certain time, strong focus on execution and resources, but we are confident that VimpelCom will restore its market positions.”

*	Please see the consolidated results on a pro-forma basis in the Attachment G.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

CONSOLIDATED OPERATIONS (US$, millions)	3Q 10	3Q 10/ 3Q 09	3Q 09	YTD 3Q 10	YTD 3Q 10/ YTD 3Q 09	YTD 3Q 09	YTD 3Q 08
Consolidated revenue	2,824.4	24.1%	2,275.8	7,697.2	20.4%	6,394.3	7,561.6
Russia	2,099.4	7.5%	1,953.0	6,059.9	11.1%	5,452.2	6,462.4
Ukraine	426.0	652.7%	56.6	781.4	403.8%	155.1	210.2
CIS	361.0	21.5%	297.0	992.0	15.0%	862.3	934.6
Consolidated adjusted OIBDA	1,377.7	20.0%	1,148.3	3,680.7	15.6%	3,184.6	3,735.9
%	48.8%		50.5%	47.8%		49.8%	49.4%
Russia	987.9	-0.7%	995.0	2,862.5	4.2%	2,748.0	3,267.7
%	47.1%		50.9%	47.2%		50.4%	50.6%
Ukraine	242.2	1901.7%	12.1	416.9	1362.8%	28.5	11.0
%	56.9%		21.4%	53.4%		18.4%	5.2%
CIS	176.0	13.8%	154.7	477.5	10.1%	433.8	459.2
%	48.8%		52.1%	48.1%		50.3%	49.1%

Consolidated net operating revenues increased by $548.6 million or 24.1% year-on-year mainly due to the consolidation of Kyivstar, which contributed $376.6 million, as well as organic revenue growth of $146.4 million in Russia and $34.7 million in the CIS.

Quarterly, net operating revenue increased by $182.8 million or 6.9%, mainly due to $115.4 million growth from Ukraine and $82.4 million revenue growth from Russia and the CIS. Sequential growth in key areas was mainly driven by increases in the active customer base, coupled with growing usage and seasonally higher roaming revenues.

Consolidated OIBDA improved year-on-year by $229.4 million. Ukraine and the CIS were the main contributors adding $230.1 million and $21.3 million respectively. Overall OIBDA margin decreased 1.7 percentage points from 50.5% to 48.8% year-on-year primarily due to resumed market investments in Russia partly offset by margin improvement in Ukraine.

OIBDA increased on a sequential basis by $115.9 million or 9.2%. This growth reflects decline in interconnect costs in Ukraine and ongoing cost control measures. The current consolidated OIBDA margin in high 40’s reflects the steady state of our business and is in line with our expectations.

Consolidated Capex increased by $396.8 million or 322.2% year-on-year following a return to our normal investment profile. The last twelve months Capex-to-revenue ratio was 15.0%.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Russia - Business Context, Operations and Financial Results

Russia is the largest and most important part of our business. During 2010, our competitive position in the mobile segment weakened due to insufficient investments in network development made in the past six quarters. In addition, lack of focused activities on the market led to stagnation and quality erosion of our active customer base. As a result, mobile revenue growth rates year-on-year and quarter-on-quarter, although solid for a saturated market, were lower than those of our competitors.

Our key priority is to regain momentum and reverse the negative trend in the quality of our active customer base in the mobile segment. We intend to close the gap in the mobile data segment and see it not only as a new source of revenue, but increasingly as an important element influencing the loyalty of our customers. We are revising our approach to distribution, focusing on smart pricing and loyalty programs backed by further strengthening of our presence in retail and properly balanced capital investments.

Our fixed-line business performed well during the quarter with strong sequential growth in the wholesale business and corporate segment, reflecting our increased sales efforts and growing demand for data services. The consumer side of the fixed segment, mainly represented by FTTB technology, also showed positive dynamics with revenue growth of 30% year-on-year and 4% quarter-on-quarter. We continue to expand our unique high-quality IPTV product, which is currently available to customers in 13 cities.

Russian consolidated fixed and mobile OIBDA margin decreased year-on-year from 50.9% to 47.0%, which we see as the normal operational level after we resumed our investments into the market and new products, limited during 2009. Our mobile OIBDA margin, although slightly down quarter-on-quarter, remains above 50%.

We have already accelerated our investments in scale and quality of our networks. CAPEX in 3Q2010 increased 59% sequentially and more than threefold year-on-year. Despite much higher investments, our ROIC remained stable, reflecting our continued efforts in profitability and cash generation.

RUSSIA (RUR millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	64,284	61,211	5.0%	61,738	4.1%
Adjusted OIBDA	30,244	31,166	-3.0%	29,114	3.9%
Adjusted OIBDA margin, %	47.0%	50.9%		47.2%
SG&A	17,263	15,427	11.9%	16,891	2.2%
including Sales & Marketing Expenses	6,057	4,940	22.6%	5,594	8.3%
including General & Administrative Costs	11,206	10,487	6.9%	11,297	-0.8%
SG&A percentage	26.9%	25.2%		27.4%
Capital expenditures	11,715	2,829	314.1%	7,364	59.1%
ROIC, %	32.2%	27.6%		33.0%

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

RUSSIA REVENUES* (RUR millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	64,284	61,211	5.0%	61,738	4.1%
Mobile	53,804	51,277	4.9%	51,825	3.8%
including data revenue	3,196	2,654	20.4%	2,997	6.6%
Fixed-line	10,480	9,934	5.5%	9,913	5.7%
Business segment	4,804	5,011	-4.1%	4,614	4.1%
Wholesale	3,985	3,505	13.7%	3,668	8.6%
Residential	1,691	1,418	19.3%	1,631	3.7%
including FTTB revenue	1,241	953	30.2%	1,196	3.8%

RUSSIA OIBDA DEVELOPMENT* (RUR millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA Total	30,244	31,166	-3.0%	29,114	3.9%
Mobile	27,130	28,047	-3.3%	26,437	2.6%
Fixed-line	3,114	3,119	-0.2%	2,677	16.3%
Adjusted Total OIBDA margin, %	47.0%	50.9%		47.2%
Mobile, %	50.4%	54.7%		51.0%
Fixed-line, %	29.7%	31.4%		27.0%

RUSSIA OPERATING DEVELOPMENT	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile operations
Subscriptions (‘000)	51,615	51,028	1.2%	50,912	1.4%
including mobile broadband subscriptions	1,500	896	67.4%	1,300	15.4%
MOU, min	222.1	213.6	4.0%	219.3	1.3%
Adjusted MOU**, min	227.8	216.7	5.1%	224.1	1.7%
ARPU, RUR	342.5	331.8	3.2%	329.9	3.8%
Fixed-line operations
FTTB subscriptions (‘000)	1,193	850	40.4%	1,131	5.5%
FTTB ARPU, RUR	360.1	389.8	-7.6%	356.6	1.0%

*	Mobile and fixed revenues for all periods were adjusted; see definition of reportable segments in Attachment A.
**	Adjusted MOU is calculated for mobile subscriptions excluding mobile broadband subscriptions using USB modems.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Ukraine - Business Context, Operations and Pro-forma Financial Results*

In Ukraine, the macroeconomic situation continues to improve. In the telecom market, we observe a more stable competitive situation. This environment has supported a reversal in the previous negative revenue trend and we reported 3.6% year-on-year growth in consolidated revenues in Ukraine on a pro-forma basis. Sequentially, revenues increased 9.6% driven by increased subscriptions, usage and seasonally higher roaming.

After the Ukrainian Anti-Monopoly Committee’s final decision on October 19th related to the Kyivstar transaction, we began the active phase of integrating our operations. We remain confident that we will be able to achieve the synergies as initially anticipated.

Quarterly operating highlights in Ukraine:

•	Our marketing activities focused on the price sensitive segment helped to reverse the trend and increase our active customer base, which was up 4.1% quarter-on-quarter

•	ARPU increased quarter-on-quarter by 7.3% and 4.4% year-on-year driven by continuous increase in usage and seasonal trends

•	Consolidated mobile OIBDA margin was up to 58.5% on the back of revenue growth and operational excellence

•	We remain one of the leaders in the Ukrainian broadband market in terms of new broadband subscriptions adding 50,000 customers, a 205.0% increase compared to 3Q09

SG&A costs decreased by 75.5 million UAH or 8.0% year-on-year as a result of the ongoing operational excellence program started in 2009, and helped drive substantial improvements in the OIBDA margin. Quarter-on-quarter SG&A costs grew just 2.3% despite the substantial growth in revenues.

Capital expenditures were up 6.7% year-on-year but down quarter-on-quarter mostly due to delayed deliveries, which we expect in the fourth quarter of 2010. We continue to invest in the development of our business with Capex/Revenue expected to be at around 15% calculated on an actual annualized basis. We see the development of our fixed data networks as a priority.

Overall, we see further recovery of the Ukrainian telecom market and are confident in sustaining our leadership position.

*	Ukraine reporting segment includes operations of Kyivstar, URS and GTI. “Pro forma basis” means that the numbers are presented assuming that the business combination with Kyivstar had taken place on January 1, 2009

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

UKRAINE PRO-FORMA (UAH millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	3,365.4	3,247.0	3.6%	3,071.0	9.6%
Adjusted OIBDA	1,913.2	1,629.0	17.4%	1,663.0	15.0%
Adjusted OIBDA margin, %	56.8%	50.2%		54.2%
SG&A	873.5	949.0	-8.0%	854.0	2.3%
including Sales & Marketing Expenses	167.3	223.0	-25.0%	165.0	1.4%
including General & Administrative Costs	706.2	726.0	-2.7%	689.0	2.5%
SG&A percentage	26.0%	29.2%		27.8%
Capital expenditures	403.3	378.0	6.7%	538.0	-25.0%

UKRAINE PRO-FORMA REVENUES (UAH millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	3,365.4	3,247.0	3.6%	3,071.0	9.6%
Mobile	3,239.4	3,093.0	4.7%	2,928.0	10.6%
Fixed-line	126.0	154.0	-18.2%	143.0	-11.9%
Business segment	74.9	83.0	-9.8%	73.0	2.6%
Wholesale	27.2	58.0	-53.1%	47.0	-42.1%
Residential	23.9	13.0	83.8%	23.0	3.9%

UKRAINE PRO-FORMA OIBDA DEVELOPMENT (UAH millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA Total	1,913.2	1,629.0	17.4%	1,663.0	15.0%
Mobile	1,896.5	1,585.0	19.7%	1,614.0	17.5%
Fixed-line	16.7	44.0	-62.0%	49.0	-65.9%
Adjusted Total OIBDA margin, %	56.8%	50.2%		54.2%
Mobile, %	58.5%	51.2%		55.1%
Fixed-line, %	13.3%	28.6%		34.3%

UKRAINE ACTUAL (UAH millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	3,365.4	441.7	661.9%	2,461.3	36.7%
Adjusted OIBDA Total	1,913.2	94.5	1924.6%	1,304.4	46.7%
Net income/(loss) attributable to VimpelCom Ltd.	587.3	-296.6	n/a	236.1	148.8%

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

UKRAINE PRO-FORMA OPERATING DEVELOPMENT	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile operations
Subscriptions (‘000)	25,057	24,484	2.3%	24,059	4.1%
MOU, min	433.2	330.6	31.0%	426.7	1.5%
ARPU mobile, UAH	42.6	40.8	4.4%	39.7	7.3%
ARPU mobile, US$	5.4	5.3	1.9%	5.0	8.0%
Fixed-line operations
Broadband subscriptions (‘000)	213.8	70.1	205.0%	164.0	30.4%
Broadband ARPU, UAH	38.0	53.1	-28.4%	42.8	-11.2%
Broadband ARPU, US$	4.8	6.8	-29.4%	5.4	-11.1%

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

CIS - Business Context, Operations and Financial Results *

In the CIS, we achieved considerable organic revenue growth both on a year-on-year and quarter-on-quarter basis. The results from our largest CIS market, Kazakhstan, continued to demonstrate strong dynamics, with robust revenue growth and high OIBDA margin. During the quarter, we achieved double-digit revenue growth in Georgia and Tajikistan, and we saw a reversal of negative market trends in Uzbekistan and accelerated recovery in Kyrgyzstan.

•	CIS mobile subscriptions grew to almost 15 million representing a 22.8% increase year-on-year

•

Net operating revenues reached $361.0 million, an increase of 21.5% year-on-year including a 11.7% organic growth; consolidated CIS OIBDA margin remains strong at 48.8%, in line with our targeted level of high 40’s

•	In Kazakhstan, growth in revenue was over 12% in local currency year-on-year and 7.6% quarter-on-quarter, reflecting growth in both mobile and fixed operations

•	Total number of broadband subscriptions increased 178.7% year-on-year and 15.0% quarter-on-quarter as we continue to develop our broadband projects in Kazakhstan, Uzbekistan and Armenia

•

Year-on-year growth of selling and marketing expenses is due to consolidation of Kyrgyzstan and substantial growth in subscription base there. Sequential increase addresses competitive situation in Armenia and Uzbekistan and ongoing business expansion in our core markets

•

Capex for the CIS markets increased substantially both year-on-year and quarter-on-quarter to support our network expansion, which is mainly focused on increasing mobile penetration and investments in fixed networks.

Overall, we are pleased with the results from our CIS business unit. We continue to invest in the region and expect to benefit from growing penetration of voice and data services.

CIS OPERATIONS (US$ millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	361.0	297.0	21.5%	336.2	7.4%
Adjusted OIBDA	176.0	154.7	13.8%	161.9	8.7%
Adjusted OIBDA margin, %	48.8%	52.1%		48.2%
SG&A	94.6	73.3	29.1%	90.1	5.0%
including Sales & Marketing Expenses	26.2	20.5	27.8%	21.4	22.4%
including General & Administrative Costs	68.4	52.8	29.5%	68.7	-0.4%
SG&A percentage	26.2%	24.7%		26.8%
Capital expenditures	78.3	21.5	264.2%	70.6	10.9%
ROIC, %	10.8%	11.5%		10.0%
Mobile subscriptions (‘000)	14,782	12,036	22.8%	13,875	6.5%
including mobile broadband subscriptions	20.3	0.0	n/a	17.1	18.7%
Broadband fixed-line subscriptions (‘000)	74.4	26.7	178.7%	64.7	15.0%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan (since 1Q10), Tajikistan, and Georgia.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

South-East Asia – Overview

•

Our Vietnamese joint-venture maintained its operations on a limited level during the third quarter as shareholders’ negotiations continued on the optimal way of further financing and expanding the business. We do not consolidate the Vietnamese operations in our financial reporting.

•

In Cambodia, recently we managed to reverse the negative trends stemming from regulatory action earlier this year. Although the quarterly results were slightly below our expectations, we are confident that our business in Cambodia will be on track by the end of the year.

SEA (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating mobile revenues	5.0	2.4	108.3%	5.5	-9.1%
Adjusted mobile OIBDA	-8.8	-13.2	n/a	-8.1	n/a

Content of the attachment tables:

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

For more information on financial and operating data for specific countries, as well as reconciliation of OIBDA, please refer to the supplementary file FinancialOperatingQ32010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

The Company’s management will discuss its third quarter 2010 results during a conference call and slide presentation on December 2, 2010 at 4:30 pm CET, (10:30 am US ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through December 9, 2010. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to our transaction with Weather Investments, realization of synergies in Ukraine and the expected growth and development of our operations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. In addition, there can be no assurance that all of the conditions precedent to completion of our transaction with Weather Investments will be satisfied. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate its Ukrainian operations and other newly-acquired businesses and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin		Mateo Millett
VimpelCom		FD
Tel:	+31 20 79 77 200 (Amsterdam)	Tel: 1-617 897-1533
Tel:	+7 495 9545888 (Moscow)	mateo.millett@fd.com
Investor_Relations@vimpelcom.com

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Attachment A: Definitions

Adjusted OIBDA is a non-U.S. GAAP financial measure. Adjusted OIBDA, previously referred to as EBITDA or OIBDA by OJSC VimpelCom, is defined as operating income before depreciation, amortization and impairment loss. Our management uses adjusted OIBDA and adjusted OIBDA margin as supplemental performance measures and believes that adjusted OIBDA and adjusted OIBDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of adjusted OIBDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. Adjusted OIBDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide OIBDA or EBITDA (earnings before interest, taxes, depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment loss, which items may significantly affect operating income between periods. However, our adjusted OIBDA results may not be directly comparable to other companies’ reported OIBDA or EBITDA results due to variances and adjustments in the components of OIBDA (including our calculation of adjusted OIBDA) or calculation measures. Additionally, a limitation of adjusted OIBDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of adjusted OIBDA to net income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section as well as in the supplementary file FinancialOperatingQ22010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Adjusted OIBDA margin is a non-U.S. GAAP financial measure. We calculate adjusted OIBDA margin as adjusted OIBDA divided by net operating revenues, expressed as a percentage. Reconciliation of adjusted OIBDA margin to net income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section as well as in the supplementary file FinancialOperatingQ12010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscriptions during the period and dividing by the number of months in that period.

Broadband subscriptions are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile internet access via USB modems using 3G/HSDPA technologies.

Capital expenditures (Capex) - purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

CIS Geographic Segment for the purpose of VimpelCom’s reporting includes our operations in the following countries: Kazakhstan, Kyrgyzstan, Uzbekistan, Tajikistan, Armenia and Georgia. Starting from the second quarter 2010 OJSC VimpelCom’s operation in Ukraine was included into a separate reporting segment together with Kyivstar and reported on a pro-forma basis for all periods starting from the first quarter of 2010.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Free cash flow is a non-U.S. GAAP financial measure and is calculated as net income plus depreciation and amortization minus capital expenditures for the reported period (a quarter or a year, respectively). The Company believes that free cash flow provides useful information to investors because it is an indicator of our company’s operational and financial performance and represents our ability to generate cash to maintain or expand our asset base. The Company also refers to free cash flow in determining its dividends. Free cash flow should not be considered in isolation as an alternative to operating cash flow or any other measure of the company’s cash flows management. Reconciliation of free cash flow to net income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section (Attachment C).

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

SEA Geographic segment – VimpelCom’s operations in South-East Asia, which include operations in Cambodia and VimpelCom’s respective equity in net results of operations of its Vietnamese associate entity GTEL-Mobile JSC (“GTEL-Mobile”).

Mobile subscriptions are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscriptions also includes SIM-cards for use of mobile Internet service via USB modems.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscriptions during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent, as well as short-term investments. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Reportable segments – The Company identified Russia mobile, Russia fixed-line, CIS mobile, CIS fixed-line, Ukraine mobile, Ukraine fixed-line and Asia mobile reporting segments based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Mobile lines include activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed-line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Revenues and expenses are shown net of intercompany transactions within one geographical segment. Intersegment revenues and expenses between different geographical segments are eliminated at the consolidated level. Starting second quarter of 2010 VimpelCom also started to consider VimpelCom’s respective equities in net results of operations of the Company’s associates Morefront Holdings Ltd. and GTEL-Mobile as part of operations of Russia mobile and Asia mobile reporting segments, respectively, as well as VimpelCom’s DVB-T and DVB-H activities were allocated to Russia fixed-line and Russia mobile segments, respectively. The comparative information was retrospectively adjusted.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

ROCE is a non-U.S. GAAP financial measure and is calculated as operating income for the last twelve months divided by the sum of net debt, total equity and redeemable noncontrolling interest calculated as an average of the quarter-end balances for the last four quarters. The Company believes that ROCE (return on capital employed) provides useful information to management of our company and investors because it is an indicator of our company’s operational performance and represents a return on employed capital at the end of each reported period. Calculation of ROCE on the basis of U.S. GAAP financial measures is presented in the reconciliation tables section below (Attachment C).

ROIC is a non-U.S. GAAP financial measure and is calculated as operating income for the last twelve months divided by the sum of property and equipment, licenses, intangible assets, goodwill, software and frequency permissions as reflected on the balance sheet as of the end of the period. The Company believes that ROIC (return on invested capital) provides useful information to management of our company because it is an indicator of our company’s operational performance and provides a useful indication of how profitably our company used its resources in each reportable segment over the reported period. Calculation of ROIC on the basis of U.S. GAAP financial measures is presented below in the reconciliation tables section below (Attachment C).

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Ukraine segment – Due to change in the reporting structure of VimpelCom and in line with intentions made public by the Company in the previous quarter, Ukraine was considered to be a separate reporting segment apart from the CIS and includes the operations of VimpelCom’s indirect Ukrainian subsidiaries Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”)), as well as Kyivstar.

VAS (value added services) includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services.

Voice revenue – for the purpose of press-release voice revenue includes voice revenue generated by our subscribers, roaming revenues generated by our subscribers and guest roamers and interconnect revenue. In our annual report and annual report on Form 20-F we report each of these types of revenues separately.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Attachment B: VimpelCom Ltd financial statements

VimpelCom Ltd

Unaudited Condensed Consolidated Statements of Income

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	(In thousands of US dollars, except share amounts)
Operating revenues:
Service revenues	$2,785,966	$2,245,967	$7,567,961	$6,298,463
Sales of equipment and accessories	35,072	26,130	106,190	86,998
Other revenues	3,351	5,523	22,999	14,694

Total operating revenues	2,824,390	2,277,620	7,697,151	6,400,155
Revenue based tax	—	(1,823)	—	(5,839)

Net operating revenues	2,824,390	2,275,797	7,697,151	6,394,316

Operating expenses:
Service costs	594,687	488,425	1,649,297	1,370,952
Cost of equipment and accessories	44,276	26,876	118,505	85,564
Selling, general and administrative expenses	799,122	599,186	2,208,835	1,710,198
Depreciation	408,284	366,039	1,137,486	1,000,201
Amortization	137,771	71,164	321,010	213,947
Provision for doubtful accounts	8,683	12,974	39,812	42,974

Total operating expenses	1,992,825	1,564,664	5,474,945	4,423,836

Operating income	831,565	711,133	2,222,206	1,970,480
Other income and expenses:
Interest income	14,558	7,706	42,182	41,310
Net foreign exchange (loss)/gain	27,267	24,516	5,808	(397,191)
Interest expense	(125,713)	(156,793)	(399,637)	(434,802)
Equity in net gain/(loss) of associates	19,201	4,861	26,505	(25,754)
Other (expenses)/income, net	(26,512)	(3,206)	(84,868)	(8,124)

Total other income and expenses	(91,199)	(122,916)	(410,010)	(824,561)

Income before income taxes	740,365	588,217	1,812,198	1,145,919
Income tax expense	230,303	152,336	561,310	309,665

Net income	510,062	435,881	1,250,887	836,254
Net income/(loss) attributable to the noncontrolling interest	14,161	1,384	38,768	(2,136)

Net income attributable to VimpelCom	$495,901	$434,497	$1,212,120	$838,390

Basic EPS :
Net income attributable to VimpelCom per common share restated	$0.39	$0.44	$1.05	$0.82
Weighted average common shares outstanding (thousand)	1,291,232	1,012,862	1,178,629	1,012,555

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

VimpelCom Ltd Unaudited Condensed Consolidated Balance Sheets

	September 30, 2010	December 31, 2009
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$2,467,002	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts	525,659	392,365
Inventory	83,620	61,919
Deferred income taxes	99,405	91,493
Input value added tax	143,908	96,994
Due from related parties	113,006	249,631
Other current assets	348,501	627,257

Total current assets	3,781,102	2,966,608

Property and equipment, net	6,480,385	5,561,569
Telecommunications licenses, net	583,221	542,597
Goodwill	6,943,143	3,284,293
Other intangible assets, net	1,629,117	700,365
Software, net	513,459	448,255
Investments in associates	440,952	436,767
Other assets	674,367	792,087

Total assets	$21,045,746	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$749,750	$545,690
Due to employees	149,032	113,368
Due to related parties	2,777	9,211
Accrued liabilities	393,797	315,666
Taxes payable	287,015	212,767
Customer advances, net of VAT	326,956	376,121
Customer deposits	28,412	28,386
Short-term debt	2,126,113	1,813,141

Total current liabilities	4,063,852	3,414,350

Deferred income taxes	787,178	596,472
Long-term debt	4,366,641	5,539,906
Other non-current liabilities	171,418	164,636
Commitments, contingencies and uncertainties	—	—

Total liabilities	9,389,088	9,715,364

Redeemable noncontrolling interest	518,664	508,668

Equity:
Convertible voting preferred stock (0.001 US$ nominal value per share), 200,000,000 shares authorized; 128,532,000 shares issued and outstanding	129	129
Common stock (0.001 US$ nominal value per share), 1,800,000,000 shares authorized; 1,302,559,308 shares issued (December 31, 2009: 1,025,620,440); 1,291,232,105 shares outstanding (December 31, 2009: 1,014,291,580)	1,303	1,026
Additional paid-in capital	6,294,869	1,142,594
Retained earnings	5,286,612	4,074,492
Accumulated other comprehensive loss	(497,816)	(488,277)
Treasury stock, at cost, 11,327,203 shares of common stock (December 31, 2009: 11,328,860)	(223,406)	(223,421)

Total VimpelCom shareholders’ equity	10,861,692	4,506,543
Noncontrolling interest	276,302	1,966

Total equity	11,137,994	4,508,509

Total liabilities, redeemable noncontrolling interest and equity	$21,045,746	$14,732,541

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

VimpelCom Ltd Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2010	2009
	(In thousands of US dollars)

Operating activities

Net cash provided by operating activities	$2,901,086	$2,761,844

Investing activities

Purchases of property and equipment	(750,530)	(482,455)
Purchases of intangible assets	(15,245)	(13,067)
Purchases of software	(145,591)	(128,001)
Investments in associates	—	(12,424)
Payment for shares in Golden Telecom	(143,569)	—
Cash proceeds from Kyivstar aqcuisition	167,077	—
Acqusition of Foratec, net of cash acquired	(36,372)	—
Cash increase due to Sky Mobile consolidation	4,702	—
Loan granted	(5,305)	—
Loan receivable repayment	22,910	—
Proceeds from withdrawal of deposits	435,166	—
Purchases of other assets, net	(15,065)	(29,877)

Net cash provided by/(used in) investing activities	(481,820)	(665,824)

Financing activities
Proceeds from bank and other loans	738,450	1,226,137
Repayments of bank and other loans	(1,589,976)	(1,691,052)
Payments of fees in respect of debt issues	(2,606)	(51,516)
Share capital issued and paid	905	—
Share premium contributed	(225)	5,412
Purchase of noncontrolling interest in consolidated subsidiaries	(12,594)	(439)
Payment of dividends	(2,049)	—
Payment of dividends to noncontrolling interest	(34,517)	(718)
Purchase of own shares	(479,936)	—
Net proceeds from employee stock options	27	—

Net cash used in financing activities	(1,382,521)	(512,176)

Effect of exchange rate changes on cash and cash equivalents	(16,691)	23,788

Net increase in cash and cash equivalents	1,020,053	1,607,632
Cash and cash equivalents at beginning of period	1,446,949	914,683

Cash and cash equivalents at end of period	$2,467,002	$2,522,315

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

VimpelCom Ltd Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

	Nine months ended September 30,
	2010	2009
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$490,468	$280,774
Interest	378,872	377,568
Non-cash activities:
Accounts payable for property, equipment and other long-lived assets	293,171	128,150

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Consolidated Adjusted OIBDA of VimpelCom

(In millions of US$)

	3Q 10	3Q 09	2Q 10
Adjusted OIBDA	1,377.7	1,148.3	1,261.8
Depreciation	(408.3)	(366.0)	(376.7)
Amortization	(137.8)	(71.2)	(116.5)
Operating income	831.6	711.1	768.6
Interest income	14.6	7.7	16.1
Net foreign exchange (loss)/gain	27.3	24.5	(126.4)
Interest expense	(125.7)	(156.8)	(132.3)
Equity in net gain/(loss) of associates	19.2	4.9	11.1
Other (expense)/income, net	(26.6)	(3.2)	(10.0)
Income tax expense	(230.3)	(152.3)	(178.0)
Net income	510.1	435.9	349.1

Reconciliation of Consolidated Adjusted OIBDA Margin of VimpelCom

	3Q 10	3Q 09	2Q 10
Adjusted OIBDA margin	48.8%	50.5%	47.8%
Less: Depreciation as a percentage of net operating revenues	(14.5%)	(16.2%)	(14.3%)
Less: Amortization as a percentage of net operating revenues	(4.9%)	(3.1%)	(4.4%)
Operating income as a percentage of net operating revenues	29.4%	31.2%	29.1%
Interest income	0.5%	0.3%	0.6%
Net foreign exchange (loss)/gain	1.0%	1.1%	(4.8%)
Interest expense	(4.5%)	(6.9%)	(5.0%)
Equity in net gain/(loss) of associates	0.7%	0.2%	0.4%
Other (expense)/income, net	(0.8%)	0.0%	(0.4%)
Income tax expense	(8.2%)	(6.7%)	(6.7%)
Net income margin	18.1%	19.2%	13.2%

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Reconciliation of VimpelCom Consolidated ROCE and Net Debt

(In millions of US$)

VimpelCom Ltd. Actual ROCE, %	2Q ‘08	3Q ‘08	4Q ‘08	1Q ‘09	2Q ‘09	3Q ‘09	4Q ‘09	1Q ‘10	2Q ‘10	3Q ‘10
Consolidated operating income LTM	2,643	2,859	2,536	2,402	2,357	2,179	2,578	2,633	2,710	2,830
Net debt	6,772	7,276	7,528	6,729	6,325	5,547	5,906	5,118	3,980	4,026
Long-term debt	6,503	6,255	6,534	5,307	5,732	5,593	5,540	5,292	4,801	4,367
Short-term debt	1,248	1,748	1,909	2,388	2,242	2,476	1,813	1,356	1,532	2,126
Cash and cash equivalents	(979)	(727)	(915)	(966)	(1,649)	(2,522)	(1,447)	(1,530)	(2,353)	(2,467)
Total equity	6,436	5,639	4,140	3,146	4,038	4,569	4,509	5,376	10,644	11,138
Redeemable noncontrolling interest	0	470	470	500	500	505	509	512	515	519
Total capital employed (CE)	13,208	13,385	12,138	10,375	10,863	10,621	10,924	11,006	15,139	15,683
Average capital employed				12,277	11,690	10,999	10,696	10,854	11,923	13,188
ROCE consolidated				19.6%	20.2%	19.8%	24.1%	24.3%	22.7%	21.5%

Reconciliation of ROIC

Russia, ROIC, % (based on RUR millions)	3Q 10	3Q 09	2Q 10
Operating income LTM	75,969	66,515	76,048
Property and equipment	124,465	126,599	119,880
Licenses	4,798	7,102	5,252
Intangible assets	13,242	15,533	13,491
Goodwill	80,181	78,896	78,897
Software	9,825	9,557	9,479
Frequency permissions	3,234	3,050	3,172
Total Invested Capital	235,745	240,737	230,171
ROIC, %	32.2%	27.6%	33.0%

CIS, ROIC, % (based on US$ millions)	3Q 10	3Q 09	2Q 10
Operating income LTM	270.1	261.3	260.7
Property and equipment	1,146.0	1,078.1	1,117.9
Licenses	216.3	256.8	233.8
Intangible assets	176.0	184.6	172.3
Goodwill	874.5	666.0	988.9
Software	77.5	79.5	76.6
Frequency permissions	4.6	2.8	4.6
Total Invested Capital	2,494.9	2,267.8	2,594.1
ROIC, %	10.8%	11.5%	10.0%

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Attachment D: Capex Development

CAPEX (in US$ millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Total capex	520.1	123.2	322.2%	381.4	36.4%
Russia	382.6	90.4	323.2%	243.4	57.2%
Ukraine	51.0	3.0	1600.0%	58.6	-13.0%
Other CIS	78.3	21.6	262.5%	70.6	10.9%
SEA	8.2	8.2	0.0%	8.8	-6.8%

Attachment E: Financial and Operational Highlights in Functional Currencies

Ukraine

UKRAINE ACTUAL (UAH millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	3,365.4	441.7	661.9%	2,461.3	36.7%
Adjusted OIBDA	1,913.2	94.5	1924.6%	1,304.4	46.7%
Adjusted OIBDA margin, %	56.8%	21.4%		53.0%
SG&A	873.5	162.1	438.9%	691.4	26.3%
including Sales & Marketing Expenses	167.3	40.9	309.0%	134.9	24.0%
including General & Administrative Costs	706.2	121.2	482.7%	556.5	26.9%
SG&A percentage	26.0%	36.7%		28.1%
Capital expenditures	403.3	23.5	1616.2%	464.1	-13.1%

UKRAINE ACTUAL REVENUES (UAH millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	3,365.4	441.7	661.9%	2,461.3	36.7%
Mobile	3,239.4	251.5	1188.0%	2,309.0	40.3%
Fixed-line	126.0	190.2	-33.8%	152.3	-17.3%
Business segment	74.9	82.5	-9.2%	72.8	2.9%
Wholesale	27.2	94.9	-71.3%	56.8	-52.1%
Residential	23.9	12.8	86.7%	22.7	5.3%

UKRAINE ACTUAL ADJUSTED OIBDA DEVELOPMENT (UAH mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA Total	1,913.2	94.5	1924.6%	1,304.4	46.7%
Mobile	1,896.5	49.1	3762.5%	1,255.1	51.1%
Fixed-line	16.7	45.4	-63.2%	49.3	-66.1%
Adjusted Total OIBDA margin, %	56.8%	21.4%		53.0%
Mobile, %	58.5%	19.5%		54.4%
Fixed-line, %	13.3%	23.9%		32.4%

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

CIS — Revenues Development

KAZAKHSTAN (KZT mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	29,100	25,928	12.2%	27,054	7.6%
Mobile	28,422	25,538	11.3%	26,503	7.2%
Fixed-line	678	390	73.8%	551	23.0%

ARMENIA (AMD mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	17,785	19,167	-7.2%	17,073	4.2%
Mobile	7,698	7,575	1.6%	6,701	14.9%
Fixed-line	10,087	11,592	-13.0%	10,372	-2.7%

UZBEKISTAN (US$ mln)*	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	53.8	50.1	7.4%	51.4	4.7%
Mobile	51.4	46.8	9.8%	48.9	5.1%
Fixed-line	2.4	3.3	-27.3%	2.5	-4.0%

TAJIKISTAN (US$ mln)*	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	22.2	14.9	49.0%	20.1	10.4%
Mobile	16.5	14.9	10.7%	14.9	10.7%
Fixed-line	5.7	—	n/a	5.2	9.6%

GEORGIA (GEL mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	23.9	14.9	60.4%	20.8	14.9%
Mobile	23.2	14.9	55.7%	20.0	16.0%
Fixed-line	0.7	—	n/a	0.8	-12.5%

KYRGYZSTAN (KGS mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile net operating revenues	1,368	—	n/a	1,261	8.5%

CIS REVENUES** (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	361.0	297.0	21.5%	336.2	7.4%
Mobile	320.5	260.0	23.3%	297.4	7.8%
Fixed-line	40.5	37.0	9.5%	38.8	4.4%

*	US$ is the functional currency in Uzbekistan and Tajikistan.
**	Mobile and fixed revenues for all periods were recalculated – please see definition of reportable segments in Attachment A.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

CIS – Adjusted OIBDA Development

KAZAKHSTAN (KZT mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	16,483	15,341	7.4%	15,526	6.2%
Mobile	16,245	15,350	5.8%	15,406	5.4%
Fixed-line	238	-9	n/a	120	98.3%
Adjusted OIBDA margin, %	56.6%	59.2%		57.4%

ARMENIA (AMD mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	8,074	9,812	-17.7%	7,331	10.1%
Mobile	3,212	3,633	-11.6%	2,711	18.5%
Fixed-line	4,862	6,179	-21.3%	4,620	5.2%
Adjusted OIBDA margin, %	45.4%	51.2%		42.9%

UZBEKISTAN (US$ mln)*	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	21.9	23.5	-6.8%	20.1	9.0%
Mobile	20.9	22.2	-5.9%	19.2	8.9%
Fixed-line	1.0	1.3	-23.1%	0.9	11.1%
Adjusted OIBDA margin, %	40.7%	46.9%		39.1%

TAJIKISTAN (US$ mln)*	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	8.8	5.2	69.2%	6.7	31.3%
Mobile	7.8	5.2	50.0%	5.7	36.8%
Fixed-line	1.0	—	n/a	1.0	0.0%
Adjusted OIBDA margin, %	39.6%	34.9%		33.3%

GEORGIA (GEL mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA Total	6.4	1.6	300.0%	2.7	137.0%
Mobile	6.3	1.6	293.8%	2.66	136.8%
Fixed-line	0.12	—	n/a	0.05	140.0%
Adjusted OIBDA margin, %	26.8%	10.7%		13.0%

KYRGYZSTAN (KGS mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted Mobile OIBDA	569	—	n/a	589	-3.4%
Adjusted Mobile OIBDA margin, %	41.6%	—		46.7%

CIS OIBDA (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	176.0	154.7	13.8%	161.9	8.7%
Mobile	159.5	137.4	16.1%	147.6	8.1%
Fixed-line	16.5	17.3	-4.6%	14.3	15.4%
Adjusted OIBDA margin, %	48.8%	52.1%		48.2%

*	US$ is the functional currency in Uzbekistan and Tajikistan.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

CIS — Operating Highlights

KAZAKHSTAN	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile subscriptions (‘000)	6,736	6,835	-1.4%	6,339	6.3%
MOU, min	130.3	98.1	32.8%	125.1	4.2%
ARPU mobile, US$	9.6	8.2	17.1%	9.6	0.0%
ARPU mobile, (KZT)	1,419	1,241	14.3%	1,411	0.6%
Broadband internet subscriptions (‘000)	6.2	0.3	1966.7%	4.3	44.2%

ARMENIA	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile subscriptions (‘000)	581	502	15.7%	567	2.5%
including mobile broadband subscriptions	7.4	0.0	n/a	6.6	12.1%
MOU, min	286.7	269.0	6.6%	270.1	6.1%
ARPU mobile, US$	11.4	13.7	-16.8%	10.3	10.7%
ARPU mobile, (AMD)	4,176	5,117	-18.4%	3,975	5.1%
Broadband internet subscriptions (‘000)	57.8	18.1	219.3%	49.7	16.3%

UZBEKISTAN	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile subscriptions (‘000)	4,398	3,652	20.4%	3,997	10.0%
including mobile broadband subscriptions	12.9	0.0	n/a	10.5	22.9%
MOU, min	387.7	409.3	-5.3%	383.0	1.2%
ARPU mobile, US$	4.1	4.5	-8.9%	4.1	0.0%
Broadband internet subscriptions (‘000)	10.4	8.3	25.3%	10.7	-2.8%

TAJIKISTAN	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile subscriptions (‘000)	772	706	9.3%	784	-1.5%
MOU, min	191.2	173.3	10.3%	167.6	14.1%
ARPU mobile, US$	7.1	7.2	-1.4%	6.1	16.4%

GEORGIA	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile subscriptions (‘000)	529	341	55.1%	466	13.5%
MOU, min	147.4	129.3	14.0%	140.5	4.9%
ARPU mobile, US$	8.1	9.2	-12.0%	7.9	2.5%
ARPU mobile, (GEL)	14.9	15.4	-3.2%	14.5	2.8%

KYRGYZSTAN	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile subscriptions (‘000)	1,766	—	n/a	1,722	2.6%
MOU, min	288.2	—	n/a	235.9	22.2%
ARPU mobile, US$	5.6	—	n/a	5.3	5.7%
ARPU mobile, (KGS)	260.0	—	n/a	239.5	8.6%

We no longer provide information on subscriptions market share, because different churn policies used by mobile service providers result in reported subscriptions market share figures that are not representative.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Attachment F: Key Financial Results in US Dollars Russia *

RUSSIA (US$ millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	2,099.4	1,953.0	7.5%	2,041.8	2.8%
Adjusted OIBDA	987.9	995.0	-0.7%	964.0	2.5%
Adjusted OIBDA margin, %	47.1%	50.9%		47.2%
SG&A	563.6	493.0	14.3%	558.4	0.9%
including Sales & Marketing Expenses	197.8	157.0	26.0%	185.0	6.9%
including General & Administrative Costs	365.8	336.0	8.9%	373.4	-2.0%
SG&A percentage	26.8%	25.2%		27.3%
Capital expenditures	382.6	90.3	323.7%	243.5	57.1%

RUSSIA REVENUES (US$ millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	2,099.4	1,953.0	7.5%	2,041.8	2.8%
Mobile revenues	1,757.2	1,636.0	7.4%	1,714.0	2.5%
Fixed-line revenues	342.2	317.0	7.9%	328.0	4.3%
Business segment	156.9	160.0	-1.9%	153.0	2.5%
Wholesale	130.1	112.0	16.2%	121.0	7.5%
Residential	55.2	45.0	22.7%	54.0	2.2%

RUSSIA ADJUSTED OIBDA DEVELOPMENT (US$ millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	987.9	995.0	-0.7%	964.0	2.5%
Mobile	886.2	895.0	-1.0%	875.0	1.3%
Fixed-line	101.8	100.0	1.8%	89.0	14.4%
Adjusted total OIBDA margin, %	47.1%	50.9%		47.2%
Mobile, %	50.4%	54.7%		51.1%
Fixed-line, %	29.7%	31.5%		27.1%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ32010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Ukraine

UKRAINE ACTUAL (US$ millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	426.0	56.6	652.7%	310.6	37.2%
Adjusted OIBDA	242.2	12.1	1901.7%	164.6	47.1%
Adjusted OIBDA margin, %	56.9%	21.4%		53.0%
SG&A	110.6	20.7	434.3%	87.3	26.7%
including Sales & Marketing Expenses	21.2	5.1	315.7%	17.0	24.7%
including General & Administrative Costs	89.4	15.6	473.1%	70.3	27.2%
SG&A percentage	26.0%	36.6%		28.4%
Capital expenditures	51.0	3.0	1600.0%	58.6	-13.0%

UKRAINE ACTUAL REVENUES (US$ millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	426.0	56.6	652.7%	310.6	37.2%
Mobile	410.0	32.3	1169.3%	291.4	40.7%
Fixed-line	16.0	24.3	-34.2%	19.2	-16.7%
Business segment	9.5	10.4	-8.7%	9.2	3.3%
Wholesale	3.5	12.3	-71.5%	7.1	-50.7%
Residential	3.0	1.6	87.5%	2.9	3.4%

UKRAINE ACTUAL ADJISTED OIBDA DEVELOPMENT (US$ millions)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA Total	242.2	12.1	1901.7%	164.6	47.1%
Mobile	240.1	6.4	3651.6%	158.4	51.6%
Fixed-line	2.1	5.7	-63.2%	6.2	-66.1%
Adjusted Total OIBDA margin, %	56.9%	21.4%		53.0%
Mobile, %	58.6%	19.8%		54.4%
Fixed-line, %	13.1%	23.5%		32.3%

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

CIS Revenues in US$

KAZAKHSTAN (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	197.4	171.9	14.8%	184.3	7.1%
Mobile	192.8	169.3	13.9%	180.5	6.8%
Fixed-line	4.6	2.6	76.9%	3.8	21.1%

ARMENIA (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	48.7	51.4	-5.3%	44.5	9.4%
Mobile	21.1	20.3	3.9%	17.5	20.6%
Fixed-line	27.6	31.1	-11.3%	27.0	2.2%

UZBEKISTAN (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	53.8	50.1	7.4%	51.4	4.7%
Mobile	51.4	46.8	9.8%	48.9	5.1%
Fixed-line	2.4	3.3	-27.3%	2.5	-4.0%

TAJIKISTAN (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	22.2	14.9	49.0%	20.1	10.4%
Mobile	16.5	14.9	10.7%	14.9	10.7%
Fixed-line	5.7	0.0	n/a	5.2	9.6%

GEORGIA (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Net operating revenues	13.0	8.9	46.1%	11.5	13.0%
Mobile	12.6	8.9	41.6%	11.1	13.5%
Fixed-line	0.4	0.0	n/a	0.4	0.0%

KYRGYZSTAN (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Mobile net operating revenues	29.3	0.0	n/a	27.5	6.5%

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

CIS Adjusted OIBDA in US$*

KAZAKHSTAN (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	111.8	101.7	9.9%	105.7	5.8%
Mobile	110.2	101.7	8.4%	104.9	5.1%
Fixed-line	1.6	0.0	n/a	0.8	100.0%
Adjusted OIBDA margin, %	56.6%	59.2%		57.4%

ARMENIA (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	22.1	26.3	-16.0%	19.1	15.7%
Mobile	8.8	9.8	-10.2%	7.1	23.9%
Fixed	13.3	16.5	-19.4%	12.0	10.8%
Adjusted OIBDA margin, %	45.4%	51.2%		42.9%

UZBEKISTAN (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	21.9	23.5	-6.8%	20.1	9.0%
Mobile	20.9	22.2	-5.9%	19.2	8.9%
Fixed-line	1.0	1.3	-23.1%	0.9	11.1%
OIBDA Margin, %	40.7%	46.9%		39.1%

TAJIKISTAN (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	8.8	5.2	69.2%	6.7	31.3%
Mobile	7.8	5.2	50.0%	5.7	36.8%
Fixed-line	1.0	—	n/a	1.0	0.0%
Adjusted OIBDA margin, %	39.6%	34.9%		33.3%

GEORGIA (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted OIBDA total	3.5	1.0	250.0%	1.5	133.3%
Mobile	3.5	1.0	250.0%	1.5	133.3%
Fixed-line	0.07	0.0	n/a	0.03	133.3%
Adjusted OIBDA margin, %	26.9%	11.2%		13.0%

KYRGYZSTAN (US$ mln)	3Q 10	3Q 09	3Q 10/ 3Q 09	2Q 10	3Q 10/ 2Q 10
Adjusted mobile OIBDA	12.2	—	n/a	12.8	-4.7%
Adjusted mobile OIBDA margin, %	41.6%	—		46.5%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ22010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

VimpelCom Ltd - Third Quarter 2010 Operating and Financial Results

Attachment G: VimpelCom Ltd Financial and Operational Highlights on Pro-Forma Basis*

CONSOLIDATED OPERATIONS (US$, millions)	3Q 10 (actual)	3Q 09 (pro-forma)	3Q 10/ 3Q 09	2Q 10 (pro-forma)	3Q 10/ 2Q 10	YTD 3Q 10 (pro-forma)	YTD 3Q 09 (pro-forma)
Net operating revenues	2,824.4	2,622.1	7.7%	2,716.1	4.0%	8,075.4	7,422.0
Adjusted OIBDA	1,377.7	1,345.4	2.4%	1,307.0	5.4%	3,892.4	3,789.4
Adjusted OIBDA margin, %	48.8%	51.3%		48.1%		48.2%	51.1%
SG&A	799.1	699.6	14.2%	786.2	1.6%	2,323.6	1,998.2
SG&A percentage	28.3%	26.7%		28.9%		28.8%	26.9%
Net income attributable to VimpelCom Ltd.	495.9	493.3	0.5%	347.7	42.6%	1,258.9	1,026.2
Net cash from operating activities	1,096.8	n/a		1,029.2	6.6%	3,085.8	n/a
Capital expenditures	520.1	229.8	126.3%	445.3	16.8%	1,198.9	619.9

*	“Pro forma basis” means – that the numbers are presented assuming that the business combination with Kyivstar had taken place on January 1, 2009

Attachment H: Average Rates of Functional Currencies to USD*

Functional Currency/ 1 US$		1Q 09	2Q 09	3Q 09	4Q 09	1Q 10	2Q 10	3Q 10
Russia	RUR	33.93	32.21	31.33	29.47	29.89	30.24	30.62
Kazakhstan	KZT	138.85	150.47	150.75	149.77	147.68	146.81	147.40
Ukraine	UAH	7.70	7.66	7.82	7.99	7.99	7.92	7.90
Armenia	AMD	325.11	370.46	372.66	384.40	384.26	384.49	365.57
Georgia	GEL	1.67	1.66	1.68	1.68	1.72	1.80	1.84
Kyrgyzstan	KGS	—	—	—	—	44.55	45.75	46.74

•	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

VimpelCom Ltd Group financial results for the third quarter of 2010 Amsterdam December 2 , 2010 nd

© VimpelCom Ltd 2010
2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section
27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends.
These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the
Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the
Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange
Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual
Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference.
VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

© VimpelCom Ltd 2010
3
Participants
Q&A Session
will be joined by:
Elena Shmatova
Head of Russian operations
Dmitry Kromsky
Head of the CIS operations
Andrew Simmons
CFO of Ukrainian operations
Alexey Subbotin
Head of Investor Relations
Alexander Izosimov
President and Chief Executive Officer
Henk van Dalen
Chief Financial Officer
Presentation

© VimpelCom Ltd 2010
4
Corporate highlights
• Number of mobile subscriptions up to 92.0 million (40.7% y-o-y)
• Broadband subscriptions grew to 3.1 million (58.8% y-o-y)
• Net operating revenues increased by 24.1% year-on-year to $2.8bn
• Adjusted OIBDA
*
up to $1.4bn (20.0% y-o-y), consolidated OIBDA margin at 48.8%
• Free cash flow for nine months amounted to $1.6bn
• Net income attributable to VimpelCom up to $0.5bn
• Ukrainian Anti-Monopoly Committee has confirmed its prior approval for merger with
Kyivstar GSM under VimpelCom Ltd
• Raised Ruble bonds for 20 billion rubles for five years at 8.3%
• Commercial launch of 3G network in Kazakhstan and Kyrgyzstan
• Signed an agreement to combine VimpelCom and Weather Investments to create a new global telecom group
• Supervisory Board declared the payment of an interim dividend of US$0.46 per ADS
Quarterly results
Recent developments

© VimpelCom Ltd 2010
5
19.8%
22.7%
21.5%
3Q09 2Q10 3Q10
458
73
35
-70
496
335
Russia 3Q10 Ukraine 3Q10 CIS 3Q10 SEA and
eliminations
VimpelCom
Ltd 3Q10
VimpelCom
Ltd 2Q10
988
242
176
-28
1,378
1,262
Russia 3Q10 Ukraine
3Q10
CIS 3Q10 SEA and
eliminations
VimpelCom
Ltd 3Q10
VimpelCom
Ltd 2Q10
2,099
2,824
2,642
426
-62
361
Russia 3Q10 Ukraine 3Q10 CIS 3Q10 SEA and
eliminations
VimpelCom
Ltd 3Q10
VimpelCom
Ltd 2Q10
Group Financial Highlights
Revenue
*
, USD mln
Net Income attributable to
VimpelCom Ltd, USD mln
OIBDA
**
, USD mln
** Hereafter Adjusted OIBDA and Adjusted OIBDA
margin are referred to as OIBDA and OIBDA
margin respectively
ROCE, %
+6.9%
+9.2%
* Hereafter refers to Net operating revenues
+48.2%

© VimpelCom Ltd 2010
6
Group Financial Position
Key Ratios and Indicators
Liquidity position, USD mln
($ mln)
Sept 30,
2010
Jun 30,
2010
Mar 31,
2010
Dec 31,
2009
Cash and Cash Equivalents
2,467 2,353 1,530 1,447
Total Assets 21,046 20,943 15,032 14,733
Total Debt 6,493 6,333 6,648 7,353
-Short-term 2,126 1,532 1,356 1,813
-Long-term 4,367 4,801 5,292 5,540
Equity and redeemable
noncontrolling interest
11,657 11,160 5,888 5,017
LTM OIBDA* 4,769 4,539 4,365 4,272
- LTM Depreciation, amortization
and impairment loss 1,939 1,829 1,732 1,694
- LTM Operating income 2,830 2,710 2,633 2,578
LTM Interest expense 563 595 603 599
Debt/Equity and redeemable
noncontrolling interest
0.6 0.6 1.1 1.5
Debt/OIBDA
LTM
1.4 1.4 1.5 1.7
OIBDA
LTM
/Interest expense
LTM
8.5 7.6 7.2 7.1
Debt/Assets 0.31 0.30 0.44 0.50
Net Debt** 4,026 3,980 5,118
4,365
4,539
4,769
881
1,107
1,504
2,651
2,156
1,931
1Q10 2Q10 3Q10
OIBDA LTM
Capex LTM
Free Cash Flow LTM
*  LTM OIBDA represents an adjusted OIBDA which constitutes the sum of the lines: LTM Operating Income and LTM Depreciation and Amortization.
    LTM stands for the “last twelve months” to reporting date.
**Net Debt is calculated as Total Debt minus Cash and cash equivalents
Free cash flow is calculated as Net income plus depreciation, amortization and impairment loss and minus capital expenditures
5,906

© VimpelCom Ltd 2010
7
928
713
1,950
749
1,408
34
29
611
2,304
1,000
1Q10 2Q10 3Q10 4Q10 2010 2011 2012 2013 2014 2015 2016 2017 2018
Group Debt Profile as of September 30, 2010
*
Debt Maturity Schedule, USD mln
Debt Composition by Currency
- paid - due in 2010 - due after 2010
- EUR - RUR - USD
Total debt – $6.5 bn
Paid in 2010 - $1.6 bn
Still due in 2010 – $0.7 bn
61%
63% 63%
9%
7% 7%
30% 30% 30%
1Q10 2Q10 3Q10
231
432
713
1,591
•
1Q10,2Q10 &3Q10 figures are at actual rate.
       All other  figures at the exchange rate as of September 30, 2010

© VimpelCom Ltd 2010
8
Dividend policy
•
On November 15, 2010, Supervisory Board declared the payment of an interim dividend of US$0.46 per ADS or $600 million
•
The annual dividends are equal to a minimum of 50% of Free Cash
Flow from Kyivstar and 50% of Free Cash Flow from VimpelCom's
Russian operations
•
Free Cash Flow is defined as consolidated net income plus
depreciation and amortization minus capital expenditures
•
The payments may be in the form of annual and interim dividends as well as extraordinary dividends
•
The exact amount and timing of any dividend declarations and payments will require VimpelCom Board approval

© VimpelCom Ltd 2010
9
Russia: Financial Highlights
Revenue, RUR bn
CAPEX
OIBDA (RUR bn) and OIBDA Margin
FCF (RUR bn) and ROIC
59.1
57.4
61.7 61.2
58.8
49.2
51.3
48.9
47.9
51.8
53.8
9.9
9.9
9.9
9.5
9.9
10.5
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
Mobile Fixed-line
64.3
30.4
31.2
28.0
27.2
29.1
30.2
51.5%
50.9%
47.5% 47.5% 47.2% 47.0%
20.0%
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%
90.0%
100.0%
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
OBDA OIBDA Margin
3.5 2.8 9.8 3.7 7.4 11.7
16.6%
12.2%
8.3%
8.5%
10.0%
13.4%
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
CAPEX (RUR bn) CAPEX/Revenue LTM
+5.0% y-o-y
+4.1% q-o-q
+314% y-o-y
+59% q-o-q
-3.0% y-o-y
+3.9% q-o-q
28,6 21,7 10,2 17,6 11,7 11,8
26,5%
27,6%
32,2%
33,0% 33,0%
32,2%
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
FCF (RUR bn) ROIC

© VimpelCom Ltd 2010
10
799
850
995
1,088
1,131
1,193
763
896
1,038
1,168
1,300
1,500
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
USB modems subs FTTB
Russia: Operating Highlights
Mobile subscriptions, mln
Broadband subscriptions, ‘000
ARPU and MOU
Broadband ARPU, RUR
1,562
2,256
2,431
1,745
2,033
50.0
51.0 50.9
51.3
50.9
51.6
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
323
332
317
308
330
343
212
214
218
204
219
222
150.0
300.0
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
ARPU (RUR) MOU (min)
2,693
411
390
406
356 357
360
252
251
275 275
251 246
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
FTTB USB modems
+1.2% y-o-y
+1.4% q-o-q
+54% y-o-y
+11% q-o-q

© VimpelCom Ltd 2010
11
Russia Fixed-line Operations
Revenue, RUR bn
Business segment, RUR bn
Wholesale segment, RUR bn
Residential segment revenue, RUR bn
9.9 9.9 9.9
9.5
9.9
10.5
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
5.3
5.0
4.8
4.5
4.6
4.8
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
3.2
3.5 3.6
3.4
3.7
4.0
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
0.9 1.0
1.1 1.1
1.2 1.2
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
1.4
1.6
1.6
1.4
1.6
1.7
- FTTB revenue
+5.5% y-o-y
+5.7% q-o-q
- 4.1% y-o-y
+4.1% q-o-q
+ 14% y-o-y
+8.6% q-o-q
+ 19% y-o-y
+3.7% q-o-q

© VimpelCom Ltd 2010
12
66
69
82
88
85
100
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
Ukraine (pro-forma): Financial Highlights
Revenue, UAH bn
CAPEX, UAH mln
OIBDA (UAH bn) and OIBDA Margin
Mobile data revenue, UAH mln
3.1
3.2
3.2
2.8
3.0
3.4
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
1.7
1.6
1.6
1.4
1.7
1.9
54.6%
50.2%
51.8%
49.4%
54.2%
56.8%
30.0%
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
75.0%
80.0%
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
OIBDA OIBDA Margin
304
378
421
480
538
403
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
+3.6% y-o-y
+9.6% q-o-q
+6.7% y-o-y
-25% q-o-q
+46% y-o-y
+17% q-o-q
+17% y-o-y
+15% q-o-q

© VimpelCom Ltd 2010
13
24.2 24.5
24.0 23.9 24.1
25.1
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
Ukraine (pro-forma): Operating Highlights
Mobile subscriptions, mln
Fixed-line broadband subscriptions, ‘000
ARPU and MOU
Fixed-line broadband ARPU, UAH
40.2
40.8
40.0
36.5
39.7
42.6
296
331
379
406
427
433
150.0
300.0
450.0
600.0
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
ARPU (UAH) MOU (min)
53
70
109
134
164
214
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
62
53
45
50
43
38
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
+2.3% y-o-y
+4.1% q-o-q
+205% y-o-y
+30.4% q-o-q
-29% y-o-y
-11% q-o-q

© VimpelCom Ltd 2010
14
12.1%
11.5%
10.7%
9.3%
10.0%
10.8%
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
CIS Operations
*
* This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kirgizstan, Tajikistan and Georgia.
OIBDA (USD mln)and OIBDA Margin Revenue, USD mln
CAPEX, USD mln ROIC, %
280
295
336
294 297
361
245
260 259 261
297
320
35
37
35 34
39
41
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
Fixed-line Mobile
139
155
145
140
162
176
49.5%
52.1%
49.2%
47.4%
48.2%
48.8%
30.0%
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
75.0%
80.0%
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
OIBDA OIBDA Margin
21.7 21.5 57.1 32.3 70.6 78.3
24.9%
16.1%
9.2%
11.4%
14.9%
18.5%
2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
CAPEX CAPEX/Revenue
+22% y-o-y
+7.4% q-o-q
+264% y-o-y
+10.9% q-o-q
+14% y-o-y
+8.7% q-o-q

© VimpelCom Ltd 2010
15
South-East Asia
Vietnam
Cambodia
• Operations in 51 provinces out of 63
• 57% population coverage
• Launch of new services: WAP-portal, SMS-promotion
• Development of alternative sales channels
•
Services are now available in 22 out of 24 provinces
with 79% population covered
•
Sotelco maintained third place with an active base
above 0.5 million despite adverse regulatory context

© VimpelCom Ltd 2010
16
Summary
•
Solid financial performance across all key business units
•
Launched set of measures to regain momentum in Russia
•
Green light for business integration in Ukraine
•
Continue transaction with Weather Investments

© VimpelCom Ltd 2010 17 APPENDICES

© VimpelCom Ltd 2010 18 Source: National Banks of the CIS countries, Company calculations FOREX Development

© VimpelCom Ltd 2010
19
Map of Operations
Population: 45.3 mln.
URS acquired: Nov ’05
Kyivstar:          Apr ‘10
Penetration: 119%
GDP* 6,400
Population: 4.3 mln.
Acquired: Jul. 2006
Penetration: 90%
GDP* 4,500
Population: 3.0 mln.
Acquired: Nov. 2006
Penetration: 88%
GDP* 5,900
Population: 15.7 mln.
Acquired: Sept. 2004
Penetration: 106%
GDP* 11,400
Population: 5.3 mln.
Consolidated: Jan ‘10
Penetration: 74%
GDP* 2,100
Population: 28.4 mln.
Acquired: Jan. 2006
Penetration: 58%
GDP* 2,800
Population: 7.0 mln.
Acquired: Jan. 2006
Penetration: 62%
GDP* 1,800
Population: 89.7 mln.
JVA signed: Jul. 2008
Penetration: 119%
GDP* 2,900
Population: 15.0 mln.
Acquired : Jul. 2008
Penetration: 37%
GDP* 1,900
Population: 140.7 mln.
Penetration: 149%
GDP*: 15,200

VimpelCom Ltd. Group

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	1,488	1,717	1,956	2,010	2,108	2,611	2,843	2,555	1,973.0	2,145.5	2,275.8	2,308.6	2,231.1	2,641.6	2,824.4
Gross margin	1,221	1,403	1,590	1,643	1,675	2,012	2,149	1,917	1,504.0	1,673.2	1,760.5	1,776.0	1,703.2	2,040.7	2,185.4
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%	75.0%	76.2%	78.0%	77.4%	76.9%	76.3%	77.3%	77.4%
Adjusted OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124	948.7	1,087.6	1,148.3	1,087.9	1,041.2	1,261.8	1,377.7
Adjusted OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.5%	47.1%	46.7%	47.8%	48.8%
SG&A	439	494	557	716	528	774	749	787	538.0	573.5	599.2	679.8	643.3	766.4	799.1
including Sales & Marketing Expenses	136	167	186	219	187	215	242	285	156.0	168.2	184.1	218.1	190.8	230.3	232.3
including advertising	52	67	66	92	69	89	86	101	26.0	37.1	38.0	56.7	29.9	44.3	54.8
including General & Administrative Costs	303	327	371	497	341	559	507	502	382.0	405.3	415.1	461.7	452.5	536.1	566.8
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.0%	29.6%	26.3%	30.8%	27.3%	26.7%	26.3%	29.4%	28.8%	29.0%	28.3%
Net Income attributable to VimpelCom Ltd	277	359	458	368	601	470	269	-816	-297.0	700.5	434.5	283.4	381.5	334.7	495.9
Capital Expenditures	303.5	334.8	338.8	795.8	358.5	664.0	692.9	855.5	112.9	155.3	123.2	422.7	179.3	381.5	520.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	1,454	1,682	1,918	1,974	1,943	2,176	2,396	2,141	1,617.0	1,802.0	1,926.0	1,942.0	1,888.0	2,288.9	2,484.9
Subscriptions (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758	61,029	62,724	63,676	65,358	64,596	66,821	89,371	91,959

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	34.2	35.2	37.6	36.3	164.9	435.7	449.3	419.7	362.1	350.1	359.0	376.8	352.3	361.7	375.1
Broadband subscriptions (‘000)	0.0	0.0	0.0	0.0	542.1	617.1	785.5	1,221.3	1,559.9	1,738.8	1,930.0	2,256.8	2,527.2	2,744.8	3,065.5
BB subscritions using USB modems (‘000)	0.0	0.0	0.0	0.0	0.0	0.0	91.0	412.0	650.0	763.0	896.0	1,038.0	1,182.5	1,317.1	1,520.3
BB fixed-line subscriptions (‘000)	0.0	0.0	0.0	0.0	542.1	617.1	694.5	809.3	909.9	975.8	1,033.8	1,218.8	1,344.7	1,427.7	1,545.2

Reconciliation of Adjusted OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124	948.7	1,087.6	1,148.3	1,087.9	1,041.2	1,261.8	1,377.7
Depreciation	(269)	(285)	(286)	(331)	(357)	(385)	(400)	(379)	(308.6)	(325.5)	(366.0)	(393.2)	(352.5)	(376.7)	(408.3)
Amortization	(53)	(54)	(55)	(56)	(67)	(101)	(98)	(94)	(72.6)	(70.2)	(71.2)	(86.8)	(66.7)	(116.5)	(137.8)
Impairment loss	0	0	0	0	0	0	0	(443)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Operating income	444	558	674	531	702	737	890	208	567.5	691.9	711.1	607.9	622.0	768.6	831.6
Interest income	5	8	9	12	15	25	18	14	14.8	18.8	7.7	10.4	11.5	16.1	14.6
Net foreign exchange gain/(loss)	17	8	26	22	185	26	(341)	(1,012)	(745.8)	323.1	24.5	(14.1)	104.9	(126.4)	27.3
Interest expense	(46)	(48)	(51)	(50)	(79)	(121)	(142)	(154)	(137.4)	(140.6)	(156.8)	(163.7)	(141.7)	(132.3)	(125.7)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(63)	(35.3)	4.7	4.9	(10.0)	(3.8)	11.1	19.2
Other (expense)/income, net	(11)	(8)	(9)	31	(9)	(3)	(7)	1	(6.5)	0.6	(3.2)	(24.0)	(48.3)	(10.0)	(26.6)
Income tax expense	(120)	(144)	(171)	(159)	(196)	(179)	(139)	209	34.1	(191.4)	(152.3)	(125.4)	(153.0)	(178.0)	(230.3)
Net income/(loss)	289	374	478	387	618	485	281	(797)	(308.6)	707.1	435.9	281.1	391.6	349.1	510.1

Adjusted OIBDA margin as a percentage of net operating revenue	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.5%	47.1%	46.7%	47.8%	48.8%
Depreciation	(18.1%)	(16.6%)	(14.6%)	(16.5%)	(16.9%)	(14.7%)	(14.1%)	(14.9%)	(15.6%)	(15.2%)	(16.2%)	(17.0%)	(15.8%)	(14.3%)	(14.5%)
Amortization	(3.6%)	(3.1%)	(2.8%)	(2.8%)	(3.2%)	(3.9%)	(3.4%)	(3.7%)	(3.7%)	(3.3%)	(3.1%)	(3.8%)	(3.0%)	(4.4%)	(4.9%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(17.3%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%	8.1%	28.8%	32.2%	31.2%	26.3%	27.9%	29.1%	29.4%
Interest income	0.3%	0.5%	0.5%	0.6%	0.7%	1.0%	0.6%	0.5%	0.8%	0.9%	0.3%	0.5%	0.5%	0.6%	0.5%
Net foreign exchange gain/(loss)	1.1%	0.5%	1.3%	1.1%	8.8%	1.0%	(12.0%)	(39.6%)	(37.8%)	15.1%	1.1%	(0.6%)	4.7%	(4.8%)	1.0%
Interest expense	(3.1%)	(2.8%)	(2.6%)	(2.5%)	(3.7%)	(4.6%)	(5.0%)	(6.0%)	(7.0%)	(6.6%)	(6.9%)	(7.1%)	(6.4%)	(5.0%)	(4.5%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(2.5%)	(1.8%)	0.2%	0.2%	(0.4%)	(0.2%)	0.4%	0.7%
Other (expense)/income, net	(0.6%)	(0.5%)	(0.6%)	1.6%	(0.5%)	(0.1%)	(0.2%)	0.1%	(0.3%)	0.1%	0.0%	(1.0%)	(2.0%)	(0.4%)	(0.8%)
Income tax expense	(8.1%)	(8.4%)	(8.7%)	(7.9%)	(9.3%)	(6.9%)	(4.9%)	8.2%	1.7%	(8.9%)	(6.7%)	(5.4%)	(6.9%)	(6.7%)	(8.2%)
Net income/(loss) margin	19.4%	21.8%	24.4%	19.3%	29.3%	18.6%	9.9%	(31.2%)	(15.6%)	33.0%	19.2%	12.2%	17.6%	13.2%	18.1%

Russia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	1,279	1,460	1,653	1,702	1,797	2,239	2,426	2,157	1,661	1,838	1,953	1,996	1,919	2,042	2,099
Gross margin	1,065	1,209	1,363	1,410	1,445	1,730	1,852	1,619	1,260	1,431	1,499	1,526	1,450	1,530	1,560
Gross margin, %	83.3%	82.8%	82.5%	82.8%	80.4%	77.3%	76.3%	75.1%	75.9%	77.9%	76.8%	76.5%	75.6%	74.9%	74.3%
Adjusted OIBDA	676	780	871	773	988	1,068	1,213	945	806	948	995	948	911	964	988
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.0%	47.7%	50.0%	43.8%	48.5%	51.6%	50.9%	47.5%	47.5%	47.2%	47.1%
SG&A	375	419	477	633	438	650	629	670	438	474	493	570	524	558	564
including Sales & Marketing Expenses	114	141	159	186	158	181	203	246	132	146	157	191	166	185	198
including advertising	42	56	56	79	56	74	72	86	19	30	30	47	23	34	37
including General & Administrative Costs	261	278	318	447	280	469	426	424	306	328	336	379	358	373	366
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.4%	29.0%	25.9%	31.1%	26.4%	25.8%	25.2%	28.6%	27.3%	27.3%	26.8%
Net Income attributable to VimpelCom Ltd	280	356	423	364	614	457	256	-547	-282	691	457	325	391	333	458
Capital Expenditures	199.6	189.0	216.9	467.2	212.4	425.1	505.8	644.7	90.4	107.1	90.3	331.8	124.1	243.5	382.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	1,279	1,460	1,653	1,702	1,675	1,862	2,034	1,791	1,344	1,531	1,636	1,660	1,602	1,714	1,757
including Mobile Interconnect	171	203	224	253	252	269	285	257	190	212	220	238	228	247	250
Adjusted OIBDA	676	780	871	773	957	985	1,110	872	700	842	895	851	820	875	886
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.1%	52.9%	54.6%	48.7%	52.1%	55.0%	54.7%	51.3%	51.2%	51.1%	50.4%
Subscriptions (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093	47,677	49,351	49,971	51,028	50,886	51,254	50,912	51,615
ARPU, US$	10.9	12.3	13.4	13.5	13.2	14.7	15.2	12.5	9.1	10.1	10.6	10.8	10.3	10.9	11.2
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5	227.8	203.0	211.8	213.6	217.7	203.9	219.3	222.1
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%	9.0%	8.4%	10.5%	10.9%	12.9%	10.6%	12.8%	12.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	122	377	392	366	317	307	317	336	317	328	342
including business segment	—	—	—	—	68	207	213	200	171	164	160	162	150	153	157
including wholesale segment	—	—	—	—	40	123	133	118	105	99	112	121	114	121	130
including residential segment	—	—	—	—	14	47	46	48	41	44	45	53	53	54	55
Adjusted OIBDA	—	—	—	—	28	83	103	74	106	105	100	97	91	89	102
Adjusted OIBDA, %	—	—	—	—	23.0%	22.0%	26.3%	20.2%	33.4%	34.2%	31.5%	28.9%	28.7%	27.1%	29.7%

Broadband subscriptions (‘000)	—	—	—	—	530	604	764	1,182	1,498	1,659	1,833	2,111	2,335	2,499	2,757
BB subscritions using USB modems (‘000)	—	—	—	—	0	0	91	412	650	763	896	1,038	1,168	1,300	1,500
BB fixed-line subscriptions (‘000)	—	—	—	—	0	604	673	770	848	896	937	1,073	1,167	1,199	1,257
Broadband services ARPU, blended, US$	—	—	—	—	17.6	16.9	15.4	13.7	11.0	10.2	10.6	11.9	11.2	10.1	9.8

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	676	780	871	773	988	1,068	1,213	945	806	948	995	948	911	964	988
Depreciation	(232)	(240)	(250)	(268)	(287)	(310)	(332)	(293)	(242)	(264)	(291)	(304)	(279)	(262)	(270)
Amortization	(29)	(29)	(29)	(31)	(35)	(62)	(54)	(52)	(39)	(39)	(40)	(47)	(41)	(41)	(41)
Impairment loss	0	0	0	0	0	0	0	(353)	0	0	0	0	0	0	0
Operating income	415	511	592	474	666	696	827	247	525	645	664	597	591	661	677
Interest income	9	13	15	18	23	34	28	27	28	33	22	25	27	28	24
Net foreign exchange gain/(loss)	7	4	26	17	183	4	(345)	(753)	(696)	323	52	(14)	106	(114)	22
Interest expense	(40)	(42)	(45)	(41)	(73)	(119)	(139)	(150)	(137)	(142)	(157)	(162)	(144)	(134)	(123)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(65)	(38)	10	12	5	2	19	28
Other (expense)/income, net	(6)	(6)	(11)	27	1	1	(3)	(1)	1	1	1	(23)	(47)	(13)	(3)
Income tax expense	(104)	(124)	(154)	(132)	(183)	(162)	(113)	148	35	(176)	(141)	(106)	(144)	(115)	(165)
Net income/(loss)	281	356	423	363	617	454	257	(547)	(282)	694	453	322	391	332	460

Adjusted OIBDA margin as a percentage of net operating revenue	52.9%	53.4%	52.7%	45.4%	55.0%	47.7%	50.0%	43.8%	48.5%	51.6%	50.9%	47.5%	47.5%	47.2%	47.1%
Depreciation	(18.2%)	(16.4%)	(15.1%)	(15.8%)	(16.0%)	(13.8%)	(13.7%)	(13.5%)	(14.6%)	(14.4%)	(14.9%)	(15.2%)	(14.6%)	(12.8%)	(12.9%)
Amortization	(2.3%)	(2.0%)	(1.8%)	(1.8%)	(1.9%)	(2.8%)	(2.2%)	(2.4%)	(2.3%)	(2.1%)	(2.0%)	(2.4%)	(2.1%)	(2.0%)	(1.9%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(16.4%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	32.4%	35.0%	35.8%	27.8%	37.1%	31.1%	34.1%	11.5%	31.6%	35.1%	34.0%	29.9%	30.8%	32.4%	32.3%
Interest income	0.7%	0.9%	0.9%	1.1%	1.3%	1.5%	1.2%	1.3%	1.7%	1.8%	1.1%	1.3%	1.4%	1.4%	1.2%
Net foreign exchange gain/(loss)	0.5%	0.3%	1.6%	1.0%	10.2%	0.2%	(14.2%)	(35.0%)	(41.8%)	17.6%	2.7%	(0.7%)	5.5%	(5.6%)	1.0%
Interest expense	(3.1%)	(2.9%)	(2.7%)	(2.4%)	(4.1%)	(5.3%)	(5.7%)	(7.0%)	(8.2%)	(7.7%)	(8.0%)	(8.1%)	(7.5%)	(6.6%)	(5.8%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(3.0%)	(2.3%)	0.5%	0.6%	0.3%	0.1%	0.9%	1.3%
Other (expense)/income, net	(0.4%)	(0.4%)	(0.7%)	1.6%	0.1%	0.0%	(0.2%)	0.0%	0.1%	0.1%	0.1%	(1.3%)	(2.4%)	(0.6%)	(0.1%)
Income tax expense	(8.1%)	(8.5%)	(9.3%)	(7.8%)	(10.2%)	(7.2%)	(4.7%)	6.9%	2.1%	(9.6%)	(7.2%)	(5.3%)	(7.5%)	(5.6%)	(7.8%)
Net income/(loss)	22.0%	24.4%	25.6%	21.3%	34.3%	20.3%	10.6%	(25.4%)	(17.0%)	37.8%	23.2%	16.1%	20.4%	16.3%	21.9%

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	676.0	780.0	871.0	773.0	956	985	1,110	872	700	842	895	850	820	875	886
Depreciation	(232.0)	(240.0)	(250.0)	(268.0)	(277)	(284)	(278)	(253)	(213)	(230)	(240)	(260)	(240)	(227)	(235)
Amortization	(29.0)	(29.0)	(29.0)	(31.0)	(29)	(30)	(29)	(26)	(18)	(19)	(19)	(20)	(20)	(20)	(20)
Impairment loss	0	0	0	0	0	0	0	(22)	0	0	0	0	0	0	0
Operating income	415.0	511.0	592.0	474.0	650	671	803	571	469	593	636	570	560	628	631
Interest income	9.0	13.0	15.0	18.0	33	59	59	(51)	25	30	24	25	26	28	28
Net foreign exchange gain/(loss)	7.0	4.0	26.0	17.0	175	3	(315)	(682)	(636)	282	39	(12)	97	(98)	17
Interest expense	(40.0)	(42.0)	(45.0)	(41.0)	(72)	(116)	(136)	(142)	(133)	(139)	(160)	(164)	(149)	(140)	(128)
Equity in net gain/(loss) of associates	—	—	—	—	0	0	0	(65)	(39)	9	11	4	2	18	27
Other (expense)/income, net	(6.0)	(6.0)	(11.0)	27.0	0	0	(10)	(6)	(2)	0	2	(24)	1	(1)	(5)
Income tax expense	(104.0)	(124.0)	(154.0)	(132.0)	(175)	(148)	(103)	115	38	(157)	(127)	(93)	(106)	(92)	(130)
Net income/(loss)	281.0	356.0	423.0	363.0	611	469	298	(260)	(278)	618	425	306	431	343	440

Adjusted OIBDA margin mobile as a percentage of net operating revenue	52.9%	53.4%	52.7%	45.4%	57.1%	52.9%	54.6%	48.7%	52.1%	55.0%	54.7%	51.2%	51.2%	51.1%	50.4%
Depreciation	(18.2%)	(16.4%)	(15.1%)	(15.8%)	(16.5%)	(15.3%)	(13.7%)	(14.1%)	(15.8%)	(15.0%)	(14.7%)	(15.7%)	(15.0%)	(13.2%)	(13.4%)
Amortization	(2.3%)	(2.0%)	(1.8%)	(1.8%)	(1.7%)	(1.6%)	(1.4%)	(1.5%)	(1.3%)	(1.2%)	(1.2%)	(1.2%)	(1.2%)	(1.2%)	(1.1%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(1.2%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	32.4%	35.0%	35.8%	27.8%	38.8%	36.0%	39.5%	31.9%	34.9%	38.7%	38.9%	34.3%	35.0%	36.6%	35.9%
Interest income	0.7%	0.9%	0.9%	1.1%	2.0%	3.2%	2.9%	(2.8%)	1.9%	2.0%	1.5%	1.5%	1.6%	1.6%	1.6%
Net foreign exchange gain/(loss)	0.5%	0.3%	1.6%	1.0%	10.4%	0.2%	(15.5%)	(38.1%)	(47.3%)	18.4%	2.4%	(0.7%)	6.1%	(5.7%)	0.9%
Interest expense	(3.1%)	(2.9%)	(2.7%)	(2.4%)	(4.3%)	(6.2%)	(6.7%)	(7.9%)	(9.9%)	(9.1%)	(9.8%)	(9.9%)	(9.3%)	(8.2%)	(7.3%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(3.6%)	(2.9%)	0.6%	0.7%	0.2%	0.1%	1.1%	1.5%
Other (expense)/income, net	(0.4%)	(0.4%)	(0.7%)	1.6%	0.0%	0.0%	(0.5%)	(0.3%)	(0.1%)	0.0%	0.1%	(1.4%)	0.1%	(0.1%)	(0.3%)
Income tax expense	(8.1%)	(8.5%)	(9.3%)	(7.8%)	(10.4%)	(7.9%)	(5.1%)	6.4%	2.8%	(10.3%)	(7.8%)	(5.6%)	(6.6%)	(5.4%)	(7.4%)
Net income/(loss) margin	22.0%	24.4%	25.6%	21.3%	36.5%	25.2%	14.7%	(14.5%)	(20.7%)	40.4%	26.0%	18.4%	26.9%	20.0%	25.1%

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	28.0	83.0	102.0	74.0	106.0	105.0	100.0	97.0	91.0	89.0	101.8
Depreciation	—	—	—	—	(10.0)	(27.0)	(54.0)	(42.0)	(29.0)	(33.0)	(51.0)	(44.0)	(38.0)	(35.0)	(34.8)
Amortization	—	—	—	—	(6.0)	(31.0)	(24.0)	(25.0)	(21.0)	(20.0)	(21.0)	(26.0)	(22.0)	(21.0)	(21.1)
Impairment loss	—	—	—	—	—	—	—	(315.0)	—	—	—	—	—	—	—
Operating income	—	—	—	—	12.0	25.0	24.0	(308.0)	56.0	52.0	28.0	27.0	31.0	33.0	45.9
Interest income	—	—	—	—	1.0	9.0	3.0	3.0	3.0	3.0	—	6.0	8.0	9.0	6.7
Net foreign exchange gain/(loss)	—	—	—	—	8.0	1.0	(31.0)	(72.0)	(60.0)	41.0	13.0	(2.0)	9.0	(16.0)	4.9
Interest expense	—	—	—	—	(12.0)	(37.0)	(37.0)	67.0	(4.0)	(3.0)	1.0	(3.0)	(3.0)	(3.0)	(5.2)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	2.0	—	1.0	1.0	1.0	1.0	—	1.0	0.9
Other (expense)/income, net	—	—	—	—	3.0	1.1	7.9	4.9	3.0	(0.1)	(1.1)	0.1	(47.9)	(11.0)	2.2
Income tax expense	—	—	—	—	(8.0)	(14.0)	(10.0)	33.0	(4.0)	(19.0)	(13.0)	(13.0)	(38.0)	(23.0)	(35.1)
Net income/(loss)	—	—	—	—	4.0	(14.9)	(41.1)	(272.1)	(5.0)	74.9	28.9	16.1	(40.9)	(10.0)	20.3

Adjusted OIBDA margin fixed as a percentage of net operating revenue	—	—	—	—	23.0%	22.0%	26.0%	20.2%	33.4%	34.2%	31.5%	28.9%	28.7%	27.1%	29.7%
Depreciation	—	—	—	—	(8.2%)	(7.2%)	(13.8%)	(11.5%)	(9.1%)	(10.7%)	(16.1%)	(13.1%)	(12.0%)	(10.7%)	(10.2%)
Amortization	—	—	—	—	(4.9%)	(8.2%)	(6.1%)	(6.8%)	(6.6%)	(6.5%)	(6.6%)	(7.7%)	(6.9%)	(6.4%)	(6.2%)
Impairment loss	—	—	—	—	0.0%	0.0%	0.0%	(86.1%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	—	—	—	—	9.8%	6.6%	6.1%	(84.2%)	17.7%	16.9%	8.8%	8.0%	9.8%	10.1%	13.4%
Interest income	—	—	—	—	0.8%	2.4%	0.8%	0.8%	0.9%	1.0%	0.0%	1.8%	2.5%	2.7%	2.0%
Net foreign exchange gain/(loss)	—	—	—	—	6.6%	0.3%	(7.9%)	(19.7%)	(18.9%)	13.4%	4.1%	(0.6%)	2.8%	(4.9%)	1.4%
Interest expense	—	—	—	—	(9.8%)	(9.8%)	(9.4%)	18.3%	(1.3%)	(1.0%)	0.3%	(0.9%)	(0.9%)	(0.9%)	(1.5%)
Equity in net gain/(loss) of associates	—	—	—	—	0.0%	0.0%	0.5%	0.0%	0.3%	0.3%	0.3%	0.3%	0.0%	0.3%	0.3%
Other (expense)/income, net	—	—	—	—	2.5%	0.3%	2.0%	1.3%	0.9%	(0.0%)	(0.3%)	0.0%	(15.1%)	(3.4%)	0.6%
Income tax expense	—	—	—	—	(6.6%)	(3.7%)	(2.6%)	9.0%	(1.3%)	(6.2%)	(4.1%)	(3.9%)	(12.0%)	(7.0%)	(10.3%)
Net income/(loss) margin	—	—	—	—	3.3%	(4.0%)	(10.5%)	(74.3%)	(1.6%)	24.4%	9.1%	4.8%	(12.9%)	(3.0%)	5.9%

Ukraine

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	16.3	23.8	37.0	34.5	44.8	71.2	94.2	70.5	47.4	51.1	56.6	48.1	44.9	310.6	426.0
Gross margin	9.5	13.5	23.3	20.9	26.7	39.5	31.6	33.9	26.6	30.1	33.4	26.5	28.5	253.9	351.0
Gross margin, %	58.3%	56.7%	63.0%	60.6%	59.6%	55.5%	33.5%	48.1%	56.1%	58.9%	59.0%	55.1%	63.5%	81.7%	82.4%
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6	6.3	10.0	12.1	7.6	10.1	164.6	242.2
Adjusted OIBDA, %	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%	53.0%	56.9%
SG&A	16.0	16.5	16.5	17.5	23.4	30.0	32.7	21.6	19.5	19.5	20.7	18.7	18.3	87.3	110.6
including Sales & Marketing Expenses	5.8	5.5	5.3	5.2	6.7	7.9	8.7	4.7	3.5	3.8	5.1	3.5	3.3	17.0	21.2
including advertising	3.9	3.7	2.7	3.5	4.7	5.1	4.5	1.9	1.7	1.6	2.3	1.6	0.9	7.2	7.1
including General & Administrative Costs	10.2	11.0	11.2	12.3	16.7	22.1	24.0	16.9	16.0	15.7	15.6	15.2	15.0	70.3	89.4
SG&A, %	98.2%	69.3%	44.6%	50.7%	52.2%	42.1%	34.7%	30.6%	41.1%	38.2%	36.6%	38.9%	40.8%	28.1%	26.0%
Net Income attributable to VimpelCom Ltd	-18.4	-17.2	-6.4	-17.6	-19.7	-5.8	-36.7	-323.1	-14.4	-10.5	-38.2	-26.9	-7.8	29.8	73.1
Capital Expenditures	29.3	46.0	26.0	55.2	26.5	54.1	46.9	57.9	2.9	2.9	3.0	11.0	6.0	58.6	51.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	16.3	23.8	37.0	34.5	36.3	44.9	66.3	46.3	25.7	28.6	32.3	23.8	22.9	291.4	410.0
including Mobile Interconnect	5.4	7.6	10.9	10.9	11.5	12.6	18.0	13.9	8.2	8.0	8.0	6.8	5.5	59.2	73.4
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	1.5	3.9	-6.3	6.6	1.2	3.8	6.4	2.2	3.5	158.4	240.1
Adjusted OIBDA, %	n/a	n/a	17.6%	10.4%	4.1%	8.7%	n/a	14.3%	4.7%	13.3%	19.8%	9.2%	15.3%	54.4%	58.6%

Subscriptions (‘000)	1,953	1,822	2,212	1,941	1,971	2,111	2,403	2,052	1,894	1,934	2,199	2,005	1,951	24,059	25,057
ARPU, US$	3.0	4.2	5.8	5.6	6.1	7.5	9.7	7.0	4.5	5.2	5.4	3.9	3.8	5.0	5.4
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5	230.0	213.3	217.8	203.7	201.3	197.2	426.7	433.2
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%	32.2%	21.9%	15.1%	14.4%	29.4%	18.5%	6.3%	5.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	8.5	26.3	27.9	24.2	21.7	22.5	24.3	24.3	22.0	19.2	16.0
including business segment	—	—	—	—	5.5	16.9	18.9	14.8	11.1	10.2	10.4	10.3	9.4	9.2	9.5
including wholesale segment	—	—	—	—	2.5	8.1	7.6	8.0	9.3	10.7	12.3	12.4	10.0	7.1	3.5
including residential segment	—	—	—	—	0.4	1.3	1.4	1.4	1.3	1.6	1.6	1.6	2.6	2.9	3.0
Adjusted OIBDA	—	—	—	—	1.7	5.5	4.7	5.0	5.1	6.2	5.7	5.4	6.6	6.2	2.1
Adjusted OIBDA, %	—	—	—	—	20.0%	20.9%	16.8%	20.7%	23.5%	27.6%	23.5%	22.2%	30.0%	32.3%	13.1%

Broadband subscriptions (‘000)	—	—	—	—	12.1	13.1	16.1	24.1	39.6	52.7	70.1	109.3	133.8	164.0	213.8
BB subscritions using USB modems (‘000)	—	—	—	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BB fixed-line subscriptions (‘000)	—	—	—	—	12.1	13.1	16.1	24.1	39.6	52.7	70.1	109.3	133.8	164.0	213.8

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6	6.3	10.0	12.1	7.6	10.1	164.6	242.2
Depreciation	(3.2)	(4.3)	(4.5)	(13.0)	(11.2)	(15.0)	(18.0)	(14.9)	(10.7)	(11.9)	(14.1)	(13.7)	(10.6)	(54.3)	(67.8)
Amortization	(5.2)	(5.2)	(5.2)	(3.1)	(7.2)	(12.4)	(12.8)	(10.3)	(6.8)	(6.8)	(6.7)	(16.1)	(4.3)	(53.5)	(68.5)
Impairment loss	—	—	—	—	—	—	—	(90.1)	—	—	—	—	—	—	—
Operating income	(14.9)	(12.6)	(3.2)	(12.5)	(15.2)	(18.0)	(32.4)	(103.7)	(11.2)	(8.7)	(8.7)	(22.2)	(4.8)	56.8	105.9
Interest income	—	—	—	—	—	—	—	—	0.1	—	0.1	0.1	0.1	3.7	5.7
Net foreign exchange gain/(loss)	(0.2)	—	—	—	—	17.2	(1.3)	(230.8)	—	4.3	(25.9)	1.6	3.8	(4.7)	7.0
Interest expense	(3.4)	(4.7)	(4.9)	(5.2)	(5.0)	(4.8)	(5.4)	(7.0)	(4.7)	(5.2)	(6.3)	(6.2)	(6.7)	(7.0)	(6.8)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	(0.2)	(0.2)	(0.7)	(1.0)	(0.7)	(0.3)	2.1	—	(1.0)	(1.7)	(0.6)	—	(4.4)	(5.8)
Income tax expense	0.1	0.3	1.9	0.8	1.6	0.9	4.0	14.4	1.2	(0.6)	4.1	(2.3)	(0.2)	(14.7)	(32.7)
Net income/(loss)	(18.4)	(17.2)	(6.4)	(17.6)	(19.6)	(5.4)	(35.4)	(325.0)	(14.6)	(11.2)	(38.4)	(29.6)	(7.8)	29.7	73.3

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%	53.0%	56.9%
Depreciation	n/a	n/a	(12.1%)	(37.6%)	(24.9%)	(21.1%)	n/a	(21.2%)	(22.6%)	(23.3%)	(25.0%)	(28.5%)	(23.6%)	(17.5%)	(15.9%)
Amortization	n/a	n/a	(14.1%)	(9.0%)	(16.1%)	(17.4%)	n/a	(14.6%)	(14.3%)	(13.3%)	(11.8%)	(33.5%)	(9.6%)	(17.2%)	(16.1%)
Impairment loss	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(127.8%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	n/a	(8.6%)	(36.2%)	(33.9%)	(25.3%)	n/a	(147.1%)	(23.6%)	(17.0%)	(15.4%)	(46.2%)	(10.7%)	18.3%	24.9%
Interest income	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.2%	0.0%	0.2%	0.2%	0.2%	1.2%	1.3%
Net foreign exchange gain/(loss)	n/a	n/a	0.0%	0.0%	0.0%	24.2%	n/a	(327.4%)	0.0%	8.4%	(45.8%)	3.3%	8.5%	(1.5%)	1.6%
Interest expense	n/a	n/a	(13.2%)	(15.1%)	(11.2%)	(6.7%)	n/a	(9.9%)	(9.9%)	(10.2%)	(11.1%)	(12.9%)	(14.9%)	(2.3%)	(1.6%)
Equity in net gain/(loss) of associates	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	(0.6%)	(2.0%)	(2.3%)	(1.1%)	n/a	3.0%	0.0%	(1.9%)	(2.9%)	(1.1%)	(0.1%)	(1.4%)	(1.4%)
Income tax expense	n/a	n/a	5.1%	2.3%	3.6%	1.3%	n/a	20.4%	2.5%	(1.2%)	7.2%	(4.8%)	(0.4%)	(4.7%)	(7.7%)
Net income/(loss)	n/a	n/a	(17.3%)	(51.0%)	(43.8%)	(7.6%)	n/a	(461.0%)	(30.8%)	(21.9%)	(67.8%)	(61.5%)	(17.4%)	9.6%	17.2%

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	(6.5)	(3.1)	6.5	3.6	1.4	3.9	(6.3)	6.6	1.2	3.8	6.4	2.2	3.5	158.4	240.1
Depreciation	(3.2)	(4.3)	(4.5)	(13.0)	(9.9)	(11.5)	(16.2)	(12.4)	(8.7)	(9.9)	(10.7)	(11.3)	(8.6)	(51.2)	(65.0)
Amortization	(5.2)	(5.2)	(5.2)	(3.1)	(6.8)	(10.4)	(10.9)	(8.3)	(5.6)	(5.8)	(5.8)	(5.7)	(3.2)	(53.4)	(67.7)
Impairment loss	—	—	—	—	—	—	—	(90.1)	—	—	—	—	—	—	—
Operating income	(14.9)	(12.6)	(3.2)	(12.5)	(15.3)	(18.0)	(33.4)	(104.2)	(13.1)	(11.9)	(10.1)	(14.8)	(8.3)	53.8	107.4
Interest income	—	—	—	—	—	—	—	0.1	0.1	—	—	0.1	—	3.6	5.6
Net foreign exchange gain/(loss)	(0.2)	—	—	—	(0.1)	16.5	(1.0)	(215.8)	(0.1)	4.1	(24.3)	1.4	3.6	(4.8)	7.0
Interest expense	(3.4)	(4.7)	(4.9)	(5.2)	(4.7)	(4.4)	(4.8)	(5.9)	(4.0)	(4.4)	(5.6)	(5.6)	(5.6)	(6.0)	(6.0)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	(0.2)	(0.2)	(0.7)	(0.7)	(0.8)	(0.4)	2.3	—	—	(1.5)	(0.8)	(0.1)	(4.3)	(6.0)
Income tax expense	0.1	0.3	1.9	0.8	1.3	2.2	0.2	7.9	0.9	0.8	1.0	1.0	—	(14.6)	(31.5)
Net income/(loss)	(18.4)	(17.2)	(6.4)	(17.6)	(19.5)	(4.5)	(39.4)	(315.6)	(16.2)	(11.4)	(40.5)	(18.7)	(10.4)	27.7	76.5

Adjusted OIBDA margin mobile as a percentage of net operating revenue	n/a	n/a	17.6%	10.4%	3.9%	8.7%	n/a	14.3%	4.7%	13.3%	19.8%	9.2%	15.3%	54.4%	58.6%
Depreciation	n/a	n/a	(12.1%)	(37.6%)	(27.3%)	(25.6%)	n/a	(26.8%)	(33.9%)	(34.6%)	(33.1%)	(47.5%)	(37.6%)	(17.6%)	(15.9%)
Amortization	n/a	n/a	(14.1%)	(9.0%)	(18.7%)	(23.2%)	n/a	(17.9%)	(21.8%)	(20.3%)	(18.0%)	(23.9%)	(14.0%)	(18.3%)	(16.5%)
Impairment loss	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(194.6%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	n/a	n/a	(8.6%)	(36.2%)	(42.1%)	(40.1%)	n/a	(225.1%)	(51.0%)	(41.6%)	(31.3%)	(62.2%)	(36.2%)	18.5%	26.2%
Interest income	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.2%	0.4%	0.0%	0.0%	0.4%	0.0%	1.2%	1.4%
Net foreign exchange gain/(loss)	n/a	n/a	0.0%	0.0%	(0.3%)	36.7%	n/a	(466.1%)	(0.4%)	14.3%	(75.2%)	5.9%	15.7%	(1.6%)	1.7%
Interest expense	n/a	n/a	(13.2%)	(15.1%)	(12.9%)	(9.8%)	n/a	(12.7%)	(15.6%)	(15.4%)	(17.3%)	(23.5%)	(24.5%)	(2.1%)	(1.5%)
Equity in net gain/(loss) of associates	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	(0.6%)	(2.0%)	(1.9%)	(1.8%)	n/a	5.0%	0.0%	0.0%	(4.6%)	(3.4%)	(0.4%)	(1.5%)	(1.5%)
Income tax expense	n/a	n/a	5.1%	2.3%	3.6%	4.9%	n/a	17.1%	3.5%	2.8%	3.1%	4.2%	0.0%	(5.0%)	(7.7%)
Net income/(loss) margin	n/a	n/a	(17.3%)	(51.0%)	(53.7%)	(10.0%)	n/a	(681.6%)	(63.0%)	(39.9%)	(125.4%)	(78.6%)	(45.4%)	9.5%	18.7%

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	1.4	5.5	4.7	5.0	5.1	6.2	5.7	5.4	6.6	6.2	2.1
Depreciation	—	—	—	—	(1.3)	(3.5)	(1.3)	(2.5)	(1.9)	(2.0)	(3.4)	(2.3)	(2.1)	(2.6)	(2.8)
Amortization	—	—	—	—	(0.4)	(2.0)	(1.9)	(1.9)	(1.2)	(1.0)	(0.9)	(10.5)	(1.1)	(0.6)	(0.8)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	(0.3)	—	1.5	0.6	2.0	3.2	1.4	(7.4)	3.4	3.0	(1.5)
Interest income	—	—	—	—	—	—	—	—	—	—	—	0.1	0.1	0.2	0.2
Net foreign exchange gain/(loss)	—	—	—	—	—	0.7	(0.4)	(15.0)	0.1	0.2	(1.6)	0.2	0.3	0.1	—
Interest expense	—	—	—	—	(0.3)	(0.4)	(0.6)	(1.1)	(0.7)	(0.8)	(0.6)	(0.6)	(1.0)	(1.0)	(0.8)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	—	0.3	(0.1)	0.1	(0.2)	—	(1.0)	(0.3)	0.2	—	(0.1)	—
Income tax expense	—	—	—	—	0.3	(1.2)	3.8	6.5	0.4	(1.4)	3.1	(3.4)	(0.2)	(0.1)	—
Net income/(loss)	—	—	—	—	—	(1.0)	4.4	(9.2)	1.8	0.2	2.0	(10.9)	2.6	2.1	(2.1)

Adjusted OIBDA margin fixed as a percentage of net operating revenue	0.0%	0.0%	0.0%	0.0%	16.5%	20.9%	16.8%	20.7%	23.5%	27.6%	23.5%	22.2%	30.0%	32.3%	13.1%
Depreciation	0.0%	0.0%	0.0%	0.0%	(15.3%)	(13.3%)	(4.7%)	(10.3%)	(8.8%)	(8.9%)	(14.0%)	(9.5%)	(9.5%)	(13.5%)	(17.5%)
Amortization	0.0%	0.0%	0.0%	0.0%	(4.7%)	(7.6%)	(6.8%)	(7.9%)	(5.5%)	(4.4%)	(3.7%)	(43.2%)	(5.0%)	(3.1%)	(5.0%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	0.0%	0.0%	0.0%	0.0%	(3.5%)	0.0%	5.4%	2.5%	9.2%	14.2%	5.8%	(30.5%)	15.5%	15.6%	(9.4%)
Interest income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.4%	0.5%	1.0%	1.3%
Net foreign exchange gain/(loss)	0.0%	0.0%	0.0%	0.0%	0.0%	2.7%	(1.4%)	(62.0%)	0.5%	0.9%	(6.6%)	0.8%	1.4%	0.5%	0.0%
Interest expense	0.0%	0.0%	0.0%	0.0%	(3.5%)	(1.5%)	(2.2%)	(4.5%)	(3.2%)	(3.6%)	(2.5%)	(2.5%)	(4.5%)	(5.2%)	(5.0%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	0.0%	0.0%	0.0%	0.0%	3.5%	(0.4%)	0.4%	(0.8%)	0.0%	(4.4%)	(1.2%)	0.8%	0.0%	(0.5%)	0.0%
Income tax expense	0.0%	0.0%	0.0%	0.0%	3.5%	(4.6%)	13.6%	26.9%	1.8%	(6.2%)	12.8%	(14.0%)	(0.9%)	(0.5%)	0.0%
Net income/(loss) margin	0.0%	0.0%	0.0%	0.0%	0.0%	(3.8%)	15.8%	(38.0%)	8.3%	0.9%	8.2%	(44.9%)	11.8%	10.9%	(13.1%)

CIS

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	194.6	236.3	268.6	280.0	272.1	316.9	345.6	349.1	285.2	280.1	297.0	293.5	294.8	336.2	361.0
Gross margin	147.3	181.2	202.9	212.1	204.0	242.6	266.4	264.2	218.2	213.4	228.6	222.9	222.2	254.2	272.1
Gross margin, %	75.7%	76.7%	75.5%	75.8%	75.0%	76.6%	77.1%	75.7%	76.5%	76.2%	77.0%	75.9%	75.4%	75.6%	75.4%
Adjusted OIBDA	96.4	120.0	137.6	141.4	134.0	148.4	176.9	169.9	140.4	138.7	154.7	144.5	139.6	161.9	176.0
Adjusted OIBDA, %	49.5%	50.8%	51.2%	50.5%	49.2%	46.8%	51.2%	48.7%	49.2%	49.5%	52.1%	49.2%	47.4%	48.2%	48.8%
SG&A	49.1	59.8	62.8	66.4	68.0	92.0	88.1	93.1	76.0	72.5	73.3	78.0	79.1	90.1	94.6
including Sales & Marketing Expenses	16.4	20.5	22.0	27. 8	22.2	26.0	30.4	34.8	19.2	15.8	20.5	21.4	18.2	21.4	26.2
including advertising	5.3	7.0	7.8	9.5	8.7	10.3	10.0	13.4	4.9	3.6	4.6	6.7	5.0	6.6	9.1
including General & Administrative Costs	32.7	39.3	40.8	38.6	45.8	66.0	57.7	58.3	56.8	56.7	52.8	56.6	60.9	68.7	68.4
SG&A, %	25.2%	25.3%	23.4%	23.7%	25.0%	29.0%	25.5%	26.7%	26.6%	25.9%	24.7%	26.6%	26.8%	26.8%	26.2%
Net Income attributable to VimpelCom Ltd	15.3	20.8	41.9	22.2	8.3	21.5	50.6	46.8	0.4	32.9	37.9	16.7	27.1	28.4	34.7
Capital Expenditures	74.6	99.8	95.9	273.4	119.4	184.9	139.9	145.6	6.6	21.7	21.5	57.1	32.3	70.7	78.3

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	160.4	201.1	231.1	243.7	234.4	273.3	302.9	306.4	248.6	245.3	260.0	259.0	260.8	297.4	320.5
including Mobile Interconnect	23.0	30.1	34.3	39.6	35.5	39.9	46.2	48.8	37.5	38.8	43.6	44.1	46.3	52.2	55.4
Adjusted OIBDA	80.2	101.5	118.1	118.6	114.9	127.7	156.3	149.4	123.0	123.0	137.4	128.8	125.4	147.6	159.5
Adjusted OIBDA, %	50.0%	50.5%	51.1%	48.7%	49.0%	46.7%	51.6%	48.8%	49.5%	50.1%	52.8%	49.7%	48.1%	49.6%	49.8%
Subscriptions (‘000)	5,200	5,740	6,672	7,578	8,244	9,111	10,261	11,300	11,480	11,692	12,036	11,337	13,125	13,875	14,782

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	34.2	35.2	37.6	36.3	37.8	43.5	42.8	42.7	36.7	34.8	37.0	34.5	34.0	38.8	40.5
including business segment	0	0	0	0	1.0	3.3	3.2	3.2	3.0	3.1	3.0	8.7	7.5	7.9	8.2
including wholesale segment	0	0	0	0	0.5	1.7	1.9	2.2	1.5	1.5	2.1	6.9	13.4	17.2	17.6
including residential segment	34.2	35.2	37.6	36.3	36.3	38.5	37.7	37.3	32.2	30.2	31.9	18.9	13.1	13.7	14.7
Adjusted OIBDA	16.2	18.5	19.5	22.8	19.1	20.7	20.6	20.5	17.4	15.7	17.3	15.7	14.2	14.3	16.5
Adjusted OIBDA, %	47.4%	52.6%	51.9%	62.8%	50.5%	47.6%	48.1%	48.0%	47.4%	45.1%	46.8%	45.5%	41.8%	36.9%	40.7%
Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	15.2	22.3	27.1	26.7	36.5	58.4	81.8	94.7
BB subscritions using USB modems (‘000)		0	0	0	0	0	0	0	0	0	0	0	14.5	17.1	20.3
BB fixed-line subscriptions (‘000)		0	0	0	0	0	5.4	15.2	22.3	27.1	26.7	36.5	43.9	64.7	74.4

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	96.4	120.0	137.6	141.4	134.0	148.4	176.9	169.9	140.4	138.7	154.7	144.5	139.6	161.9	176.0
Depreciation	(33.3)	(40.6)	(31.4)	(49.7)	(58.5)	(60.3)	(49.7)	(70.3)	(55.7)	(49.7)	(59.4)	(72.8)	(60.0)	(58.1)	(66.8)
Amortization	(19.5)	(20.1)	(20.9)	(22.3)	(25.1)	(26.9)	(31.9)	(32.5)	(26.6)	(24.1)	(24.0)	(23.6)	(20.6)	(21.6)	(28.5)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	43.6	59.3	85.3	69.4	50.4	61.2	95.3	67.1	58.1	64.9	71.3	48.1	59.0	82.2	80.7
Interest income	0.1	0.2	0.8	—	0.4	0.7	0.7	1.1	1.2	1.7	2.2	2.6	3.1	3.3	3.5
Net foreign exchange gain/(loss)	9.9	4.5	0.2	4.7	1.6	4.2	6.0	(27.9)	(49.7)	(3.0)	(2.5)	(1.6)	(5.1)	(17.4)	(0.7)
Interest expense	(6.1)	(6.2)	(8.0)	(10.0)	(8.6)	(7.6)	(8.0)	(10.1)	(9.4)	(8.5)	(9.0)	(11.1)	(8.1)	(8.0)	(7.2)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.1)	(0.1)	0.1
Other (expense)/income, net	(5.2)	(2.4)	2.1	4.1	(7.0)	(2.3)	(3.3)	(5.1)	(5.6)	0.5	(3.4)	(2.0)	(0.9)	(2.3)	(18.1)
Income tax expense	(15.7)	(19.5)	(19.0)	(28.0)	(14.2)	(17.7)	(29.2)	46.7	(1.6)	(14.7)	(15.5)	(16.8)	(8.4)	(13.6)	(13.2)
Net income/(loss)	26.6	35.9	61.4	40.0	22.6	38.5	61.5	71.9	-7.0	40.4	43.1	20.1	39.5	44.1	45.1
Adjusted OIBDA margin as a percentage of net operating revenue	49.5%	50.8%	51.2%	50.5%	49.2%	46.8%	51.2%	48.7%	49.2%	49.5%	52.1%	49.2%	47.4%	48.2%	48.8%
Depreciation	(17.1%)	(17.2%)	(11.6%)	(17.7%)	(21.5%)	(19.0%)	(14.4%)	(20.2%)	(19.5%)	(17.7%)	(20.0%)	(24.8%)	(20.5%)	(17.4%)	(18.5%)
Amortization	(10.0%)	(8.5%)	(7.8%)	(8.0%)	(9.2%)	(8.5%)	(9.2%)	(9.3%)	(9.3%)	(8.6%)	(8.1%)	(8.0%)	(7.0%)	(6.4%)	(7.9%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	22.4%	25.1%	31.8%	24.8%	18.5%	19.3%	27.6%	19.2%	20.4%	23.2%	24.0%	16.4%	19.9%	24.4%	22.4%
Interest income	0.1%	0.1%	0.3%	0.0%	0.1%	0.2%	0.2%	0.3%	0.4%	0.6%	0.7%	0.9%	1.1%	1.0%	1.0%
Net foreign exchange gain/(loss)	5.1%	1.9%	0.1%	1.7%	0.6%	1.3%	1.7%	-8.0%	-17.4%	-1.1%	-0.8%	-0.5%	-1.7%	-5.2%	-0.2%
Interest expense	-3.1%	-2.6%	-3.0%	-3.6%	-3.2%	-2.4%	-2.3%	-2.9%	-3.3%	-3.0%	-3.0%	-3.8%	-2.7%	-2.4%	-2.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.3%	0.0%	0.0%	0.0%
Other (expense)/income, net	-2.7%	-1.0%	0.7%	1.5%	-2.6%	-0.7%	-1.1%	-1.6%	-2.1%	0.2%	-1.1%	-0.8%	-0.4%	-0.7%	-5.0%
Income tax expense	-8.1%	-8.3%	-7.1%	-10.0%	-5.2%	-5.6%	-8.4%	13.4%	-0.6%	-5.2%	-5.2%	-5.7%	-2.8%	-4.0%	-3.7%
Net income/(loss)	13.7%	15.2%	22.9%	14.3%	8.3%	12.1%	17.8%	20.6%	-2.5%	14.4%	14.5%	6.8%	13.4%	13.1%	12.5%

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	80.2	101.5	118.0	118.6	114.9	127.7	156.3	149.4	123.0	123.0	137.4	128.8	125.4	147.6	159.5
Depreciation	(23.6)	(33.3)	(24.4)	(33.6)	(50.2)	(50.8)	(40.8)	(60.3)	(45.7)	(41.5)	(46.2)	(58.6)	(50.5)	(47.5)	(51.6)
Amortization	(14.7)	(15.3)	(15.8)	(15.8)	(16.1)	(18.6)	(22.2)	(23.1)	(20.4)	(18.6)	(18.5)	(18.0)	(19.7)	(19.4)	(26.9)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	41.9	52.9	77.8	69.2	48.6	58.3	93.3	66.0	56.9	62.9	72.7	52.2	55.2	80.7	81.0
Interest income	0.2	0.2	0.9	0.2	0.3	0.5	1.1	1.5	0.7	1.9	2.6	3.0	3.4	3.5	3.8
Net foreign exchange gain/(loss)	10.2	3.6	1.0	3.8	3.4	3.8	4.4	(27.6)	(51.9)	(1.3)	(3.3)	(1.1)	(7.6)	(14.0)	0.2
Interest expense	(5.7)	(6.2)	(7.8)	(9.2)	(8.2)	(7.0)	(7.6)	(9.6)	(9.2)	(8.4)	(8.7)	(10.8)	(7.9)	(7.9)	(7.1)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(4.7)	(1.8)	1.8	4.5	(7.1)	(1.1)	(2.6)	(2.6)	(4.6)	(1.1)	(2.3)	(1.0)	(0.7)	(1.7)	(17.1)
Income tax expense	(13.9)	(18.4)	(20.3)	(26.9)	(14.0)	(18.9)	(24.2)	46.9	(0.6)	(12.3)	(14.2)	(15.7)	(6.7)	(13.1)	(12.9)
Net income/(loss)	28.0	30.3	53.4	41.4	23.0	35.6	64.4	74.6	(8.7)	41.7	46.8	26.6	35.7	47.5	47.9
Adjusted OIBDA margin mobile as a percentage of net operating revenue	50.0%	50.5%	51.1%	48.7%	49.0%	46.7%	51.6%	48.8%	49.5%	50.1%	52.8%	49.7%	48.1%	49.6%	49.8%
Depreciation	(14.7%)	(16.6%)	(10.6%)	(13.8%)	(21.4%)	(18.6%)	(13.5%)	(19.7%)	(18.4%)	(16.9%)	(17.8%)	(22.6%)	(19.4%)	(16.0%)	(16.1%)
Amortization	(9.2%)	(7.6%)	(6.8%)	(6.5%)	(6.9%)	(6.8%)	(7.3%)	(7.5%)	(8.2%)	(7.6%)	(7.1%)	(6.9%)	(7.6%)	(6.5%)	(8.4%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	26.1%	26.3%	33.7%	28.4%	20.7%	21.3%	30.8%	21.5%	22.9%	25.6%	28.0%	20.2%	21.2%	27.1%	25.3%
Interest income	0.1%	0.1%	0.4%	0.1%	0.1%	0.2%	0.4%	0.5%	0.3%	0.8%	1.0%	1.2%	1.3%	1.2%	1.2%
Net foreign exchange gain/(loss)	6.4%	1.8%	0.4%	1.6%	1.5%	1.4%	1.5%	(9.0%)	(20.9%)	(0.5%)	(1.3%)	(0.4%)	(2.9%)	(4.7%)	0.1%
Interest expense	(3.6%)	(3.1%)	(3.4%)	(3.8%)	(3.5%)	(2.6%)	(2.5%)	(3.1%)	(3.7%)	(3.4%)	(3.3%)	(4.2%)	(3.0%)	(2.7%)	(2.2%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	(0.1%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(2.9%)	(0.9%)	0.8%	1.8%	(3.0%)	(0.4%)	(0.9%)	(0.8%)	(1.9%)	(0.4%)	(0.9%)	(0.4%)	(0.3%)	(0.6%)	(5.3%)
Income tax expense	(8.7%)	(9.1%)	(8.8%)	(11.0%)	(6.0%)	(6.9%)	(8.0%)	15.3%	(0.2%)	(5.0%)	(5.5%)	(6.1%)	(2.6%)	(4.4%)	(4.0%)
Net income/(loss) margin	17.5%	15.1%	23.1%	17.0%	9.8%	13.0%	21.3%	24.3%	(3.5%)	17.0%	18.0%	10.3%	13.7%	16.0%	14.9%

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	16.2	18.5	19.6	22.8	19.1	20.7	20.6	20.5	17.4	15.7	17.3	15.7	14.2	14.3	16.6
Depreciation	(9.7)	(7.3)	(7.0)	(16.1)	(8.2)	(9.5)	(8.6)	(10.0)	(10.1)	(8.2)	(13.2)	(14.1)	(9.4)	(10.7)	(15.3)
Amortization	(4.8)	(4.8)	(5.1)	(6.5)	(9.0)	(8.3)	(9.6)	(9.4)	(6.2)	(5.6)	(5.5)	(5.6)	(1.0)	(2.1)	(1.6)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	1.7	6.4	7.5	0.2	1.9	2.9	2.4	1.1	1.1	1.9	(1.4)	(4.0)	3.8	1.5	(0.3)
Interest income	(0.1)	—	(0.1)	(0.2)	0.2	0.2	0.3	0.3	0.5	1.2	0.7	0.7	0.8	0.9	0.9
Net foreign exchange gain/(loss)	(0.3)	0.9	(0.8)	0.9	(1.8)	0.4	1.6	(0.3)	2.2	(1.6)	0.8	(0.5)	2.5	(3.4)	(0.8)
Interest expense	(0.4)	—	(0.2)	(0.8)	(0.5)	(0.9)	(1.1)	(1.2)	(1.1)	(1.6)	(1.3)	(1.3)	(1.3)	(1.2)	(1.3)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	0.1	—	(0.5)	—	0.9	(0.2)	(0.1)	0.1
Other (expense)/income, net	(0.5)	(0.6)	0.3	(0.4)	1.1	(0.8)	(0.7)	(2.4)	—	1.6	(1.2)	(1.2)	(0.2)	(0.7)	(1.2)
Income tax expense	(1.8)	(1.1)	1.3	(1.1)	(0.3)	1.1	(5.0)	(0.2)	(1.0)	(2.4)	(1.3)	(1.1)	(1.7)	(0.4)	(0.2)
Net income/(loss)	(1.4)	5.6	8.0	(1.4)	0.6	2.9	(2.5)	(2.6)	1.7	(1.4)	(3.7)	(6.5)	3.7	(3.4)	(2.8)
Adjusted OIBDA margin fixed as a percentage of net operating revenue	47.4%	52.6%	52.1%	62.8%	50.5%	47.6%	48.1%	48.0%	47.4%	45.1%	46.8%	45.5%	41.8%	36.9%	41.0%
Depreciation	(28.4%)	(20.7%)	(18.6%)	(44.4%)	(21.7%)	(21.8%)	(20.1%)	(23.4%)	(27.5%)	(23.6%)	(35.7%)	(40.9%)	(27.6%)	(27.6%)	(37.8%)
Amortization	(14.0%)	(13.6%)	(13.6%)	(17.9%)	(23.8%)	(19.1%)	(22.4%)	(22.0%)	(16.9%)	(16.1%)	(14.9%)	(16.2%)	(2.9%)	(5.4%)	(4.0%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	5.0%	18.2%	19.9%	0.6%	5.0%	6.7%	5.6%	2.6%	3.0%	5.5%	(3.8%)	(11.6%)	11.2%	3.9%	(0.7%)
Interest income	(0.3%)	0.0%	(0.3%)	(0.6%)	0.5%	0.5%	0.7%	0.7%	1.4%	3.4%	1.9%	2.0%	2.4%	2.3%	2.2%
Net foreign exchange gain/(loss)	(0.9%)	2.6%	(2.1%)	2.5%	(4.8%)	0.9%	3.7%	(0.7%)	6.0%	(4.6%)	2.2%	(1.4%)	7.4%	(8.8%)	(2.0%)
Interest expense	(1.2%)	0.0%	(0.5%)	(2.2%)	(1.3%)	(2.1%)	(2.6%)	(2.8%)	(3.0%)	(4.6%)	(3.5%)	(3.8%)	(3.8%)	(3.1%)	(3.2%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	(1.4%)	0.0%	2.6%	(0.6%)	(0.3%)	0.2%
Other (expense)/income, net	(1.5%)	(1.7%)	0.8%	(1.1%)	2.9%	(1.8%)	(1.6%)	(5.6%)	0.0%	4.6%	(3.2%)	(3.5%)	(0.6%)	(1.8%)	(3.0%)
Income tax expense	(5.3%)	(3.1%)	3.5%	(3.0%)	(0.8%)	2.5%	(11.7%)	(0.5%)	(2.7%)	(6.9%)	(3.5%)	(3.2%)	(5.0%)	(1.0%)	(0.5%)
Net income/(loss) margin	(4.1%)	15.9%	21.3%	(3.9%)	1.6%	6.7%	(5.8%)	(6.1%)	4.6%	(4.0%)	(10.0%)	(18.8%)	10.9%	(8.8%)	(6.9%)

Kazakhstan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	119.4	149.3	167.1	174.6	162.8	185.3	198.6	196.9	153.9	157.1	171.9	170.4	159.5	184.3	197.4
Gross margin	88.2	112.0	122.1	128.4	118.9	140.8	152.6	148.8	116.7	120.3	136.0	133.0	123.2	145.2	156.1
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.8%	75.6%	75.8%	76.6%	79.1%	78.1%	77.2%	78.8%	79.1%
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5	105.7	111.8
Adjusted OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%	57.4%	56.6%
SG&A	25.4	31.7	32.7	33.8	34.8	43.5	45.9	50.4	37.4	34.5	34.4	39.3	35.0	39.1	44.1
including Sales & Marketing Expenses	11.0	14.2	13.8	17.1	12.9	15.1	17.6	22.7	11.9	8.8	10.4	12.7	9.4	12.9	16.5
including advertising	3.7	4.5	5.0	5.5	4.7	5.8	5.5	8.8	3.0	1.2	1.9	3.8	2.4	3.8	5.8
including General & Administrative Costs	14.4	17.5	18.9	16.7	21.9	28.4	28.3	27.7	25.5	25.7	24.0	26.6	25.6	26.2	27.6
SG&A, %	21.3%	21.2%	19.6%	19.4%	21.4%	23.5%	23.1%	25.6%	24.3%	22.0%	20.0%	23.1%	21.9%	21.2%	22.3%
Net Income attributable to VimpelCom Ltd	13.1	16.4	21.7	19.8	14.1	19.5	29.9	76.4	-12.5	30.0	40.8	25.8	36.0	43.9	38.2
Capital Expenditures	31.2	45.8	40.5	96.4	42.6	55.5	77.1	79.7	3.3	11.0	10.0	19.5	5.9	25.8	38.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	119.4	149.3	167.1	174.6	162.0	182.5	195.9	193.7	151.6	154.8	169.3	167.7	156.3	180.5	192.8
including Mobile Interconnect	20.5	26.5	28.5	33.0	28.4	30.9	32.2	31.4	23.4	23.4	25.4	25.0	23.4	25.4	25.7
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.3	106.2	97.7	78.7	85.6	101.7	93.9	88.1	104.9	110.2
Adjusted OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.6%	52.8%	54.2%	50.4%	51.9%	55.3%	60.1%	56.0%	56.4%	58.1%	57.2%
Subscriptions (‘000)	3,501	3,858	4,343	4,604	4,777	5,098	5,614	6,270	6,377	6,635	6,835	6,135	6,062	6,339	6,736
ARPU, US$	12.2	13.6	13.6	13.0	11.6	12.3	12.1	10.8	7.8	7.9	8.2	8.5	8.4	9.6	9.6
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1	100.5	81.1	90.7	98.1	102.3	102.2	125.1	130.3
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%	7.3%	9.2%	5.7%	9.3%	22.2%	11.4%	8.9%	8.8%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	0.8	2.8	2.7	3.2	2.3	2.3	2.6	2.7	3.2	3.8	4.6
including business segment	—	—	—	—	0.3	1.0	0.8	1.0	0.7	0.8	0.5	0.5	0.6	0.6	0.7
including wholesale segment	—	—	—	—	0.5	1.8	1.9	2.2	1.5	1.4	2.0	2.1	2.4	3.0	3.6
including residential segment	—	—	—	—	0.001	0.003	0.003	0.05	0.1	0.1	0.1	0.1	0.2	0.2	0.3
Adjusted OIBDA	—	—	—	—	0.0	0.1	-0.1	0.0	0.0	-0.4	0.0	0.0	0.4	0.8	1.6
Adjusted OIBDA, %	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	12.5%	21.1%	34.8%
Broadband subscriptions (‘000)	—	—	—	—	—	—	—	0.2	0.2	0.3	0.3	1.3	2.7	4.3	6.2
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	0	0	0	0	0	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	0.2	0.2	0.3	0.3	1.3	2.7	4.3	6.2

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5	105.7	111.8
Depreciation	(15.9)	(17.5)	(14.9)	(20.2)	(21.6)	(25.7)	(24.0)	(28.7)	(23.9)	(21.6)	(24.9)	(27.4)	(18.5)	(21.9)	(21.6)
Amortization	(9.2)	(9.5)	(9.1)	(9.7)	(9.7)	(11.1)	(15.9)	(16.0)	(14.1)	(12.8)	(12.7)	(13.0)	(13.3)	(13.2)	(13.1)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	36.9	53.3	64.1	62.3	50.7	59.6	66.2	53.0	40.7	50.8	64.1	53.5	56.7	70.6	77.1
Interest income	—	—	0.6	(0.4)	0.2	0.3	0.2	0.3	0.3	0.4	1.1	0.6	0.3	0.7	0.8
Net foreign exchange gain/(loss)	10.5	2.4	1.6	1.0	(1.9)	(0.1)	2.5	(1.9)	(51.7)	1.9	(0.8)	0.3	0.4	(0.1)	(0.2)
Interest expense	(4.3)	(4.1)	(4.9)	(5.1)	(3.4)	(3.2)	(3.0)	(3.1)	(1.5)	(1.6)	(0.9)	(2.9)	(0.1)	(0.3)	0.2
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.2)	(0.1)	0.1
Other (expense)/income, net	(4.1)	(1.4)	2.0	5.3	(4.0)	(0.5)	(4.4)	0.3	(5.2)	(0.3)	(0.8)	(1.5)	(0.4)	(0.6)	(12.5)
Income tax expense	(12.8)	(17.3)	(19.9)	(23.8)	(13.5)	(18.7)	(20.6)	52.8	0.6	(10.8)	(13.1)	(18.6)	(8.7)	(11.6)	(14.6)
Net income/(loss)	26.2	32.9	43.5	39.1	28.1	37.4	40.9	101.5	(16.8)	39.9	49.6	32.3	48.0	58.6	50.9

Adjusted OIBDA margin as a percentage of net operating revenue	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%	57.4%	56.6%
Depreciation	(13.3%)	(11.7%)	(8.9%)	(11.5%)	(13.3%)	(13.8%)	(12.1%)	(14.6%)	(15.5%)	(13.8%)	(14.5%)	(16.1%)	(11.7%)	(11.9%)	(10.9%)
Amortization	(7.7%)	(6.4%)	(5.4%)	(5.6%)	(6.0%)	(6.0%)	(8.0%)	(8.1%)	(9.2%)	(8.1%)	(7.4%)	(7.6%)	(8.3%)	(7.2%)	(6.6%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%	26.9%	26.4%	32.3%	37.3%	31.4%	35.5%	38.3%	39.1%
Interest income	0.0%	0.0%	0.4%	(0.2%)	0.1%	0.2%	0.1%	0.2%	0.2%	0.3%	0.6%	0.4%	0.2%	0.4%	0.4%
Net foreign exchange gain/(loss)	8.8%	1.6%	1.0%	0.6%	(1.2%)	(0.1%)	1.3%	(1.0%)	(33.6%)	1.2%	(0.5%)	0.2%	0.3%	(0.1%)	(0.1%)
Interest expense	(3.6%)	(2.7%)	(2.9%)	(2.9%)	(2.1%)	(1.7%)	(1.5%)	(1.6%)	(1.0%)	(1.0%)	(0.5%)	(1.7%)	(0.1%)	(0.2%)	0.1%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	(0.1%)	0.0%	0.0%	0.0%	0.1%	0.0%	(0.3%)	0.0%	0.5%	(0.1%)	(0.1%)	0.1%
Other (expense)/income, net	(3.5%)	(1.0%)	1.0%	2.9%	(2.3%)	(0.3%)	(2.2%)	0.1%	(3.3%)	(0.2%)	(0.4%)	(0.9%)	(0.2%)	(0.3%)	(6.3%)
Income tax expense	(10.7%)	(11.6%)	(11.9%)	(13.6%)	(8.3%)	(10.1%)	(10.4%)	26.8%	0.4%	(6.9%)	(7.6%)	(10.9%)	(5.5%)	(6.3%)	(7.4%)
Net income/(loss)	21.9%	22.0%	26.0%	22.4%	17.3%	20.2%	20.6%	51.5%	(10.9%)	25.4%	28.9%	19.0%	30.1%	31.8%	25.8%

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.3	106.1	97.7	78.7	85.6	101.7	93.9	88.1	104.9	110.2
Depreciation	(15.9)	(17.5)	(14.9)	(20.2)	(21.5)	(25.1)	(23.1)	(27.5)	(22.9)	(20.5)	(23.1)	(25.7)	(16.6)	(19.6)	(19.6)
Amortization	(9.2)	(9.5)	(9.1)	(9.7)	(9.7)	(11.0)	(15.2)	(15.5)	(13.5)	(12.3)	(12.2)	(12.3)	(12.8)	(12.6)	(12.5)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	36.9	53.3	64.1	62.3	50.8	60.2	67.8	54.7	42.3	52.8	66.4	55.9	58.7	72.7	78.1
Interest income	—	—	0.6	(0.4)	0.2	0.3	0.8	1.1	0.3	1.4	2.1	1.7	1.3	1.8	2.0
Net foreign exchange gain/(loss)	10.5	2.4	1.6	1.0	(1.9)	(0.1)	2.5	(1.8)	(51.0)	1.9	(0.8)	0.3	0.4	(0.1)	(0.2)
Interest expense	(4.3)	(4.1)	(4.9)	(5.1)	(3.4)	(3.2)	(2.9)	(3.0)	(1.5)	(1.6)	(0.8)	(2.8)	—	(0.2)	0.2
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(4.1)	(1.4)	2.0	5.3	(4.1)	(0.2)	(0.6)	0.2	(4.3)	(1.3)	(0.8)	(0.5)	(0.3)	(0.7)	(12.5)
Income tax expense	(12.8)	(17.3)	(19.9)	(23.8)	(13.4)	(18.6)	(20.5)	50.7	0.6	(11.0)	(13.3)	(18.3)	(8.4)	(12.0)	(14.8)
Net income/(loss)	26.2	32.9	43.5	39.1	28.2	38.4	47.1	101.9	(13.6)	42.2	52.8	36.3	51.7	61.5	52.8
Adjusted OIBDA margin mobile as a percentage of net operating revenue	51.9%	53.8%	52.7%	52.8%	50.6%	52.8%	54.2%	50.4%	51.9%	55.3%	60.1%	56.0%	56.4%	58.1%	57.2%
Depreciation	(13.3%)	(11.7%)	(8.9%)	(11.5%)	(13.3%)	(13.8%)	(11.8%)	(14.2%)	(15.1%)	(13.2%)	(13.6%)	(15.3%)	(10.6%)	(10.9%)	(10.2%)
Amortization	(7.7%)	(6.4%)	(5.4%)	(5.6%)	(6.0%)	(6.0%)	(7.8%)	(8.0%)	(8.9%)	(7.9%)	(7.2%)	(7.3%)	(8.2%)	(7.0%)	(6.5%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	30.9%	35.7%	38.4%	35.7%	31.4%	33.0%	34.6%	28.2%	27.9%	34.1%	39.2%	33.3%	37.6%	40.3%	40.5%
Interest income	0.0%	0.0%	0.4%	(0.2%)	0.1%	0.2%	0.4%	0.6%	0.2%	0.9%	1.2%	1.0%	0.8%	1.0%	1.0%
Net foreign exchange gain/(loss)	8.8%	1.6%	1.0%	0.6%	(1.2%)	(0.1%)	1.3%	(0.9%)	(33.6%)	1.2%	(0.5%)	0.2%	0.3%	(0.1%)	(0.1%)
Interest expense	(3.6%)	(2.7%)	(2.9%)	(2.9%)	(2.1%)	(1.8%)	(1.5%)	(1.5%)	(1.0%)	(1.0%)	(0.5%)	(1.7%)	0.0%	(0.1%)	0.1%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	(0.1%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(3.5%)	(1.0%)	1.0%	2.9%	(2.5%)	(0.1%)	(0.3%)	0.1%	(2.8%)	(0.8%)	(0.5%)	(0.3%)	(0.2%)	(0.4%)	(6.5%)
Income tax expense	(10.7%)	(11.6%)	(11.9%)	(13.6%)	(8.3%)	(10.2%)	(10.5%)	26.2%	0.4%	(7.1%)	(7.9%)	(10.9%)	(5.4%)	(6.6%)	(7.7%)
Net income/(loss) margin	21.9%	22.0%	26.0%	22.4%	17.4%	21.0%	24.0%	52.6%	(9.0%)	27.3%	31.2%	21.6%	33.1%	34.1%	27.4%

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	0.0	0.1	(0.1)	—	—	(0.4)	0.0	—	0.4	0.8	1.6
Depreciation	—	—	—	—	(0.08)	(0.7)	(1.0)	(1.2)	(1.0)	(1.1)	(1.8)	(1.7)	(2.0)	(2.3)	(2.1)
Amortization	—	—	—	—	—	—	(0.6)	(0.5)	(0.6)	(0.5)	(0.5)	(0.7)	(0.5)	(0.5)	(0.5)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	(0.0)	(0.6)	(1.7)	(1.7)	(1.6)	(2.0)	(2.3)	(2.4)	(2.1)	(2.0)	(1.0)
Interest income	—	—	—	—	—	—	—	—	(0.1)	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	(0.1)	(0.7)	—	—	—	—	—	—
Interest expense	—	—	—	—	—	(0.5)	(0.7)	(1.0)	(0.9)	(1.5)	(1.1)	(1.1)	(1.2)	(1.2)	(1.3)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	0.1	—	(0.5)	—	0.9	(0.2)	(0.1)	0.1
Other (expense)/income, net	—	—	—	—	—	(0.2)	(3.7)	0.2	0.1	1.1	—	(1.1)	0.1	—	—
Income tax expense	—	—	—	—	(0.1)	(0.2)	(0.1)	2.1	—	0.2	0.2	(0.4)	(0.3)	0.4	0.2
Net income/(loss)	—	—	—	—	(0.1)	(1.5)	(6.2)	(0.4)	(3.2)	(2.7)	(3.2)	(4.1)	(3.7)	(2.9)	(2.0)

Adjusted OIBDA margin fixed as a percentage of net operating revenue	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	12.5%	21.1%	34.8%
Depreciation	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(62.5%)	(60.5%)	(45.7%)
Amortization	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(15.6%)	(13.2%)	(10.9%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%
Operating income margin	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(65.6%)	(52.6%)	(21.7%)
Interest income	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%
Interest expense	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(37.5%)	(31.6%)	(28.3%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(6.3%)	(2.6%)	2.2%
Other (expense)/income, net	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	3.1%	0.0%	0.0%
Income tax expense	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(9.4%)	10.5%	4.3%
Net income/(loss) margin	0.0%	0.0%	0.0%	0.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(115.6%)	(76.3%)	(43.5%)

Uzbekistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	18.2	23.2	30.2	36.5	39.5	52.0	58.4	66.5	58.5	52.6	50.1	50.2	45.3	51.4	53.8
Gross margin	15.2	20.0	25.8	31.0	33.4	43.0	48.6	52.8	47.1	41.2	37.7	37.9	34.3	39.2	39.2
Gross margin, %	83.5%	86.2%	85.4%	84.9%	84.6%	82.7%	83.2%	79.4%	80.5%	78.3%	75.2%	75.5%	75.7%	76.3%	72.9%
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6	20.1	21.9
Adjusted OIBDA, %	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%	39.1%	40.7%
SG&A	6.4	8.4	8.7	13.1	12.3	14.9	15.4	18.3	13.6	13.9	13.8	14.3	14.1	18.6	16.8
including Sales & Marketing Expenses	2.8	2.5	3.9	5.3	4.9	5.1	6.6	7.1	3.8	3.7	4.8	4.3	3.5	3.8	4.4
including advertising	0.7	0.9	1.1	1.4	2.0	1.9	2.3	2.3	0.9	1.4	1.6	1.0	1.0	1.2	1.3
including General & Administrative Costs	3.6	5.9	4.8	7.8	7.4	9.8	8.8	11.2	9.8	10.2	9.0	10.0	10.6	14.8	12.4
SG&A, %	35.2%	36.2%	28.8%	35.9%	31.1%	28.7%	26.4%	27.5%	23.2%	26.4%	27.5%	28.5%	31.1%	36.2%	31.2%
Net Income attributable to VimpelCom Ltd	2.5	4.3	6.9	6.0	7.5	14.4	22.0	11.8	9.7	5.3	1.8	(1.5)	(10.6)	(2.9)	(1.5)
Capital Expenditures	7.9	18.5	23.8	83.6	47.9	82.8	28.4	17.3	1.1	7.4	7.2	21.1	17.9	28.5	22.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	18.2	23.2	30.2	36.5	38.7	49.5	55.5	63.5	55.5	49.5	46.8	47.5	42.9	48.9	51.4
including Mobile Interconnect	0.002	0.003	0.004	0.01	0.01	0.01	0.01	3.4	3.0	3.8	5.0	5.5	5.1	5.3	5.5
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.6	27.3	32.0	33.0	31.9	25.7	22.2	22.0	18.6	19.2	20.9
Adjusted OIBDA, %	47.8%	49.1%	56.0%	48.8%	53.2%	55.2%	57.7%	52.0%	57.5%	51.9%	47.4%	46.3%	43.4%	39.3%	40.7%
Subscriptions (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0	3,636.2	3,653.1	3,604.6	3,652.0	3,515.0	3,489.0	3,997.0	4,398.0
ARPU, US$	6.7	7.2	7.6	6.8	5.8	6.6	6.5	6.5	5.2	4.7	4.5	4.6	4.2	4.1	4.1
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5	288.6	238.6	225.6	409.3	387.3	369.2	383.0	387.7
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%	14.9%	15.1%	11.2%	17.4%	20.1%	14.7%	3.7%	11.7%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	0.8	2.5	2.9	3.0	3.0	3.1	3.3	2.7	2.4	2.5	2.4
including business segment	—	—	—	—	0.7	2.3	2.3	2.2	2.3	2.3	2.6	2.1	1.5	1.7	1.6
including wholesale segment	—	—	—	—	0.00	0.00	0.10	0.10	0.00	0.00	0.00	0.00	0.4	0.3	0.3
including residential segment	—	—	—	—	0.10	0.20	0.50	0.70	0.70	0.70	0.70	0.60	0.5	0.5	0.5
Adjusted OIBDA	—	—	—	—	0.3	0.5	1.0	1.2	1.2	1.2	1.3	1.0	1.0	0.9	1.0
Adjusted OIBDA, %	—	—	—	—	37.5%	20.0%	34.5%	40.0%	40.0%	38.7%	39.4%	37.0%	41.7%	36.0%	41.7%

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	5.8	6.8	7.6	8.3	9.0	17.7	21.2	23.3
BB subscriptions using USB modems (‘000)	—	—	—	—	—	—	—	0	0	0	0	0	7.7	10.5	12.9
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	5.8	6.8	7.6	8.3	9.0	10.0	10.7	10.4

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6	20.1	21.9
Depreciation	(3.1)	(3.3)	(4.0)	(5.1)	(6.7)	(6.8)	(7.2)	(8.9)	(11.4)	(11.2)	(12.4)	(20.7)	(21.9)	(13.0)	(14.4)
Amortization	(3.4)	(3.4)	(3.4)	(3.5)	(3.8)	(3.7)	(3.8)	(4.6)	(4.1)	(3.6)	(3.5)	(2.9)	(3.4)	(3.4)	(3.4)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	2.2	4.7	9.5	9.2	10.4	17.3	22.0	20.7	17.6	12.1	7.6	(0.6)	(5.7)	3.7	4.1
Interest income	—	—	—	—	—	—	—	—	—	—	—	0.8	0.8	0.8	0.8
Net foreign exchange gain/(loss)	(0.3)	—	(0.3)	(0.5)	(0.2)	(0.2)	(0.5)	(3.7)	(2.4)	(3.5)	(1.2)	(0.1)	(3.7)	(3.1)	(2.5)
Interest expense	(0.3)	(0.5)	(1.0)	(1.3)	(1.6)	(0.1)	(0.4)	(2.1)	(3.3)	(2.4)	(3.5)	(3.5)	(3.5)	(3.4)	(3.1)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	—	0.2	—	—	(0.3)	2.6	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.9)	(1.5)
Income tax expense	(1.0)	(0.1)	1.5	1.5	1.0	2.2	1.3	2.9	1.6	0.5	0.6	(2.4)	(1.9)	(0.2)	(0.8)

Net income/(loss)	2.5	4.3	6.9	5.9	7.6	14.5	22.4	11.8	10.1	5.6	2.2	(1.1)	(10.3)	(2.7)	(1.4)
Adjusted OIBDA margin as a percentage of net operating revenue	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%	39.1%	40.7%
Depreciation	(17.0%)	(14.1%)	(13.2%)	(14.0%)	(17.0%)	(13.1%)	(12.3%)	(13.4%)	(19.5%)	(21.3%)	(24.7%)	(41.2%)	(48.4%)	(25.3%)	(26.8%)
Amortization	(18.7%)	(14.7%)	(11.3%)	(9.6%)	(9.6%)	(7.1%)	(6.5%)	(6.9%)	(7.0%)	(6.8%)	(7.0%)	(5.8%)	(7.5%)	(6.6%)	(6.3%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	12.1%	20.3%	31.5%	25.2%	26.3%	33.3%	37.7%	31.1%	30.1%	23.0%	15.2%	(1.2%)	(12.6%)	7.2%	7.6%
Interest income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%	1.8%	1.6%	1.5%
Net foreign exchange gain/(loss)	-1.6%	0.0%	-1.0%	-1.4%	-0.5%	-0.4%	-0.9%	-5.6%	-4.1%	-6.7%	-2.4%	(0.2%)	(8.2%)	(6.0%)	(4.6%)
Interest expense	-1.6%	-2.2%	-3.3%	-3.6%	-4.1%	-0.2%	-0.7%	-3.2%	-5.6%	-4.6%	-7.0%	(7.0%)	(7.7%)	(6.6%)	(5.8%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	-0.7%	0.0%	0.6%	0.1%	0.0%	-0.6%	4.5%	-0.2%	-0.4%	-0.1%	-0.2%	(0.2%)	(0.2%)	(1.8%)	(2.8%)
Income tax expense	-5.5%	-0.4%	5.0%	4.1%	2.5%	4.2%	2.2%	4.4%	2.7%	1.0%	1.2%	(4.8%)	(4.2%)	(0.4%)	(1.5%)
Net income/(loss)	13.7%	18.5%	22.8%	16.2%	19.2%	27.9%	38.4%	17.7%	17.3%	10.6%	4.4%	(2.2%)	(22.7%)	(5.3%)	(2.6%)

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.6	27.3	32.0	33.0	31.9	25.7	22.2	22.0	18.6	19.2	20.9
Depreciation	(3.1)	(3.3)	(4.0)	(5.1)	(6.7)	(6.3)	(7.1)	(8.6)	(11.1)	(10.9)	(12.2)	(20.4)	(21.5)	(12.7)	(14.1)
Amortization	(3.4)	(3.4)	(3.4)	(3.5)	(3.8)	(3.7)	(3.8)	(4.6)	(4.1)	(3.6)	(3.5)	(2.9)	(3.4)	(3.4)	(3.4)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	2.2	4.7	9.5	9.2	10.1	17.3	21.1	19.8	16.7	11.2	6.5	(1.3)	(6.3)	3.1	3.4
Interest income	—	—	—	—	—	—	—	—	—	—	—	0.8	0.8	0.8	0.8
Net foreign exchange gain/(loss)	(0.3)	—	(0.3)	(0.5)	(0.2)	(0.2)	(0.5)	(3.2)	(2.4)	(3.4)	(1.2)	(0.1)	(3.6)	(3.1)	(2.6)
Interest expense	(0.3)	(0.5)	(1.0)	(1.3)	(1.6)	(0.1)	(0.4)	(2.1)	(3.3)	(2.4)	(3.5)	(3.5)	(3.5)	(3.4)	(3.1)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	—	0.2	—	0.1	(0.4)	2.6	(0.3)	(0.2)	(0.1)	—	(0.2)	(0.2)	(0.6)	(0.6)
Income tax expense	(1.0)	(0.1)	1.5	1.5	(1.0)	(2.1)	(1.2)	(2.6)	(1.4)	(0.3)	(0.4)	2.4	2.0	0.2	0.7
Net income/(loss)	2.5	4.3	6.9	5.9	7.4	14.5	21.6	11.6	9.4	5.0	1.4	(1.9)	(10.8)	(3.0)	(1.4)
Adjusted OIBDA margin mobile as a percentage of net operating revenue	47.8%	49.1%	56.0%	48.8%	53.2%	55.2%	57.7%	52.0%	57.5%	51.9%	47.4%	46.3%	43.4%	39.3%	40.7%
Depreciation	(17.0%)	(14.1%)	(13.2%)	(14.0%)	(17.3%)	(12.7%)	(12.8%)	(13.5%)	(20.0%)	(22.0%)	(26.1%)	(42.9%)	(50.1%)	(26.0%)	(27.4%)
Amortization	(18.7%)	(14.7%)	(11.3%)	(9.6%)	(9.8%)	(7.5%)	(6.8%)	(7.2%)	(7.4%)	(7.3%)	(7.5%)	(6.1%)	(7.9%)	(7.0%)	(6.6%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	12.1%	20.3%	31.5%	25.2%	26.1%	34.9%	38.0%	31.2%	30.1%	22.6%	13.9%	(2.7%)	(14.7%)	6.3%	6.6%
Interest income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.7%	1.9%	1.6%	1.6%
Net foreign exchange gain/(loss)	(1.6%)	0.0%	(1.0%)	(1.4%)	(0.5%)	(0.4%)	(0.9%)	(5.0%)	(4.3%)	(6.9%)	(2.6%)	(0.2%)	(8.4%)	(6.3%)	(5.1%)
Interest expense	(1.6%)	(2.2%)	(3.3%)	(3.6%)	(4.1%)	(0.2%)	(0.7%)	(3.3%)	(5.9%)	(4.8%)	(7.5%)	(7.4%)	(8.2%)	(7.0%)	(6.0%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(0.7%)	0.0%	0.6%	0.1%	0.3%	(0.8%)	4.7%	(0.5%)	(0.4%)	(0.2%)	0.0%	(0.4%)	(0.5%)	(1.2%)	(1.2%)
Income tax expense	(5.5%)	(0.4%)	5.0%	4.1%	(2.6%)	(4.2%)	(2.2%)	(4.1%)	(2.5%)	(0.6%)	(0.9%)	5.1%	4.7%	0.4%	1.4%
Net income/(loss) margin	13.7%	18.5%	22.8%	16.2%	19.1%	29.3%	38.9%	18.3%	16.9%	10.1%	3.0%	(4.0%)	(25.2%)	(6.1%)	(2.7%)

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	0.3	0.5	1.0	1.2	1.2	1.2	1.3	1.0	1.0	0.9	0.9
Depreciation	—	—	—	—	(0.1)	(0.5)	0.1	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	0.2	—	1.1	0.9	0.9	0.9	1.0	0.7	0.7	0.6	0.6
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	(0.5)	—	(0.1)	—	—	(0.1)	—	—
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	0.1	(0.1)	(0.2)	(0.7)
Income tax expense	—	—	—	—	—	—	(0.1)	(0.2)	(0.2)	(0.2)	(0.2)	—	(0.1)	(0.1)	0.1

Net income/(loss)	—	—	—	—	0.2	—	1.0	0.2	0.7	0.6	0.8	0.8	0.4	0.3	—
Adjusted OIBDA margin fixed as a percentage of net operating revenue	0.0%	0.0%	0.0%	0.0%	37.5%	20.0%	34.5%	40.0%	40.0%	38.7%	39.4%	37.0%	41.7%	36.0%	37.5%
Depreciation	0.0%	0.0%	0.0%	0.0%	(12.5%)	(20.0%)	3.4%	(10.0%)	(10.0%)	(9.7%)	(9.1%)	(11.1%)	(12.5%)	(12.0%)	(12.5%)
Amortization	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	0.0%	0.0%	0.0%	0.0%	25.0%	0.0%	37.9%	30.0%	30.0%	29.0%	30.3%	25.9%	29.2%	24.0%	25.0%
Interest income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(16.7%)	0.0%	(3.2%)	0.0%	0.0%	(4.2%)	0.0%	0.0%
Interest expense	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.7%	(4.2%)	(8.0%)	(29.2%)
Income tax expense	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(3.4%)	(6.7%)	(6.7%)	(6.5%)	(6.1%)	0.0%	(4.2%)	(4.0%)	4.2%
Net income/(loss) margin	0.0%	0.0%	0.0%	0.0%	25.0%	0.0%	34.5%	6.7%	23.3%	19.4%	24.2%	29.6%	16.7%	12.0%	0.0%

Armenia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	54.1	58.4	63.4	59.8	59.1	64.7	68.8	63.7	52.7	49.2	51.4	47.3	41.7	44.5	48.7
Gross margin	42.4	46.0	49.8	47.3	45.8	50.0	52.6	48.7	41.3	37.8	38.8	35.3	30.8	31.7	35.0
Gross margin, %	78.4%	78.8%	78.5%	79.1%	77.5%	77.3%	76.5%	76.5%	78.4%	76.8%	75.5%	74.6%	73.9%	71.2%	71.9%
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1	19.1	22.1
Adjusted OIBDA, %	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%	42.9%	45.4%
SG&A	14.2	14.8	15.9	13.4	16.7	18.7	18.5	16.7	13.2	11.8	12.1	12.6	11.5	12.4	12.5
including Sales & Marketing Expenses	1.7	2.2	2.4	3.5	2.7	3.8	3.7	2.5	1.7	1.6	1.6	2.3	1.5	1.8	2.0
including advertising	0.6	0.8	0.8	1.7	1.2	1.6	1.1	1.2	0.6	0.6	0.5	1.1	0.6	0.8	0.9
including General & Administrative Costs	12.5	12.6	13.5	9.9	14.0	14.9	14.8	14.2	11.5	10.2	10.5	10.3	10.0	10.6	10.5
SG&A, %	26.2%	25.3%	25.1%	22.4%	28.3%	28.9%	26.9%	26.2%	25.0%	24.0%	23.5%	26.6%	27.6%	27.9%	25.7%
Net Income attributable to VimpelCom Ltd	2.6	4.0	16.0	0.3	-15.0	-1.3	3.7	-12.0	10.0	4.2	2.7	-1.6	10.7	-1.9	0.4
Capital Expenditures	5.4	20.4	20.7	44.3	14.7	20.9	19.1	23.7	0.2	0.4	1.3	7.8	3.1	3.8	6.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	19.9	23.2	25.8	23.5	22.9	26.4	31.6	27.2	21.3	19.7	20.3	18.3	15.1	17.5	21.1
including Mobile Interconnect	2.3	3.2	4.1	4.2	4.5	5.3	8.0	7.1	5.2	5.1	5.4	5.1	4.1	4.5	4.7
Adjusted OIBDA	11.1	11.6	13.4	9.7	10.4	10.3	13.9	12.5	10.5	9.2	9.8	7.6	6.2	7.1	8.8
Adjusted OIBDA, %	55.8%	50.0%	51.9%	41.3%	45.4%	39.0%	44.0%	46.0%	49.3%	46.7%	48.3%	41.5%	41.1%	40.6%	41.7%

Subscriptions (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6	544.3	480.8	486.3	502.0	545.0	549.0	567.0	581.0
ARPU, US$	14.5	17.3	17.6	17.4	16.1	15.3	13.9	13.6	13.9	13.6	13.7	11.5	9.0	10.3	11.4
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9	150.0	174.7	238.4	269.0	268.2	345.6	270.1	286.7
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%	45.7%	24.5%	12.2%	11.4%	10.5%	13.6%	16.0%	16.4%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	29.0	26.6	27.0	27.6
including business segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.0	5.4	5.6	5.9
including wholesale segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.7	8.7	8.4	7.8
including residential segment	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	18.3	12.5	13.0	13.9
Adjusted OIBDA	16.2	18.5	19.5	22.8	18.7	20.0	19.6	19.2	16.7	15.6	16.5	15.1	12.9	12.0	13.3
Adjusted OIBDA, %	47.4%	52.6%	51.9%	62.8%	51.7%	52.2%	52.7%	52.6%	53.2%	52.9%	53.1%	52.1%	48.5%	44.4%	48.2%

Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	38.0	56.3	65.2
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	6.8	6.6	7.4
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	31.2	49.7	57.8

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1	19.1	22.1
Depreciation	(13.9)	(18.7)	(10.6)	(21.9)	(27.0)	(22.8)	(13.2)	(26.4)	(14.0)	(10.5)	(15.7)	(17.0)	(9.8)	(12.4)	(18.5)
Amortization	(5.9)	(5.9)	(7.0)	(7.7)	(10.1)	(9.8)	(10.0)	(9.9)	(6.6)	(5.8)	(5.8)	(5.7)	(1.3)	(2.4)	(1.9)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	7.5	5.5	15.3	2.9	(8.0)	(2.3)	10.3	(4.6)	6.6	8.5	4.8	—	8.0	4.3	1.7
Interest income	0.1	0.2	0.2	0.3	0.3	0.4	0.5	0.7	0.9	1.3	1.1	1.1	1.3	1.5	1.7
Net foreign exchange gain/(loss)	(0.4)	1.5	(1.4)	1.5	(2.9)	0.6	2.9	0.4	4.9	(2.5)	1.1	(0.8)	4.0	(5.6)	(1.6)
Interest expense	(0.6)	(0.1)	(0.3)	(1.3)	(0.7)	(0.7)	(0.5)	(0.5)	(0.4)	(0.2)	(0.3)	(0.3)	(0.2)	(0.1)	—
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.9)	(1.0)	—	(1.3)	(3.0)	(1.5)	(1.6)	(4.3)	(0.6)	1.1	(1.9)	(0.4)	(0.4)	(0.7)	(0.3)
Income tax expense	(2.9)	(1.9)	2.2	(1.8)	(0.7)	2.2	(7.9)	(3.7)	(1.4)	(4.0)	(2.1)	(1.2)	(2.0)	(1.3)	(1.1)
Net income/(loss)	2.8	4.2	16.0	0.3	(15.0)	(1.3)	3.7	(12.0)	10.0	4.2	2.7	(1.6)	10.7	(1.9)	0.4

Adjusted OIBDA margin as a percentage of net operating revenue	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%	42.9%	45.4%
Depreciation	(25.7%)	(32.0%)	(16.8%)	(36.6%)	(45.6%)	(35.3%)	(19.2%)	(41.5%)	(26.6%)	(21.3%)	(30.6%)	(35.9%)	(23.5%)	(27.8%)	(38.0%)
Amortization	(10.9%)	(10.1%)	(11.0%)	(12.9%)	(17.1%)	(15.1%)	(14.5%)	(15.5%)	(12.5%)	(11.8%)	(11.3%)	(12.1%)	(3.1%)	(5.4%)	(3.9%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	13.9%	9.4%	24.1%	4.8%	(13.5%)	(3.6%)	15.0%	(7.2%)	12.5%	17.3%	9.3%	0.0%	19.2%	9.7%	3.5%
Interest income	0.2%	0.3%	0.3%	0.5%	0.5%	0.6%	0.7%	1.1%	1.7%	2.6%	2.1%	2.3%	3.1%	3.4%	3.5%
Net foreign exchange gain/(loss)	(0.7%)	2.6%	(2.2%)	2.5%	(4.9%)	0.9%	4.2%	0.6%	9.3%	(5.1%)	2.1%	(1.7%)	9.6%	(12.6%)	(3.3%)
Interest expense	(1.1%)	(0.2%)	(0.5%)	(2.2%)	(1.2%)	(1.1%)	(0.7%)	(0.8%)	(0.8%)	(0.4%)	(0.6%)	(0.6%)	(0.5%)	(0.2%)	0.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(1.7%)	(1.6%)	0.0%	(2.1%)	(5.1%)	(2.2%)	(2.3%)	(6.7%)	(1.0%)	2.2%	(3.5%)	(0.9%)	(0.9%)	(1.6%)	(0.6%)
Income tax expense	(5.4%)	(3.3%)	3.5%	(3.0%)	(1.2%)	3.4%	(11.5%)	(5.8%)	(2.7%)	(8.1%)	(4.1%)	(2.5%)	(4.8%)	(2.9%)	(2.3%)
Net income/(loss)	5.2%	7.2%	25.2%	0.5%	(25.4%)	(2.0%)	5.4%	(18.8%)	19.0%	8.5%	5.3%	(3.4%)	25.7%	(4.3%)	0.8%

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	11.1	11.6	13.4	9.7	10.4	10.3	13.9	12.5	10.5	9.2	9.8	7.6	6.2	7.1	8.8
Depreciation	(4.2)	(11.4)	(3.8)	(5.8)	(18.9)	(14.5)	(5.0)	(17.9)	(5.4)	(3.7)	(4.7)	(5.0)	(2.7)	(4.3)	(5.6)
Amortization	(1.1)	(1.0)	(1.9)	(1.2)	(1.1)	(1.6)	(1.0)	(1.0)	(0.9)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.9)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	5.8	(0.8)	7.7	2.7	(9.6)	(5.8)	7.9	(6.4)	4.2	4.7	4.3	1.8	2.7	2.0	2.3
Interest income	—	—	(0.1)	(0.1)	0.1	0.2	0.2	0.3	0.4	0.5	0.4	0.4	0.5	0.6	0.8
Net foreign exchange gain/(loss)	(0.2)	0.6	(0.6)	0.6	(1.1)	0.3	1.3	0.2	2.0	(1.0)	0.6	(0.3)	1.5	(2.2)	(0.8)
Interest expense	(0.2)	—	(0.1)	(0.5)	(0.3)	(0.3)	(0.2)	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	—	—
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	(0.4)	0.2	(0.4)	(3.1)	(1.0)	(0.9)	(1.9)	(0.5)	0.6	(0.9)	(0.3)	(0.2)	(0.4)	0.2
Income tax expense	(1.1)	(0.8)	0.9	(0.7)	(0.5)	0.9	(3.1)	(1.6)	(0.6)	(1.5)	(0.8)	(0.4)	(0.7)	(0.5)	(0.6)
Net income/(loss)	4.2	(1.4)	8.0	1.6	(14.5)	(5.7)	5.2	(9.6)	5.3	3.2	3.5	1.1	3.7	(0.5)	1.9

Adjusted OIBDA margin mobile as a percentage of net operating revenue	55.8%	50.0%	51.9%	41.3%	45.4%	39.0%	44.0%	46.0%	49.3%	46.7%	48.3%	41.5%	41.1%	40.6%	41.7%
Depreciation	(21.1%)	(49.1%)	(14.7%)	(24.7%)	(82.5%)	(54.9%)	(15.8%)	(65.8%)	(25.4%)	(18.8%)	(23.2%)	(27.3%)	(17.9%)	(24.6%)	(26.5%)
Amortization	(5.5%)	(4.3%)	(7.4%)	(5.1%)	(4.8%)	(6.1%)	(3.2%)	(3.7%)	(4.2%)	(4.1%)	(3.9%)	(4.4%)	(5.3%)	(4.6%)	(4.3%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	29.1%	(3.4%)	29.8%	11.5%	(41.9%)	(22.0%)	25.0%	(23.5%)	19.7%	23.9%	21.2%	9.8%	17.9%	11.4%	10.9%
Interest income	0.0%	0.0%	(0.4%)	(0.4%)	0.4%	0.8%	0.6%	1.1%	1.9%	2.5%	2.0%	2.2%	3.3%	3.4%	3.8%
Net foreign exchange gain/(loss)	(1.0%)	2.6%	(2.3%)	2.6%	(4.8%)	1.1%	4.1%	0.7%	9.4%	(5.1%)	3.0%	(1.6%)	9.9%	(12.6%)	(3.8%)
Interest expense	(1.0%)	0.0%	(0.4%)	(2.1%)	(1.3%)	(1.1%)	(0.6%)	(0.7%)	(0.9%)	(0.5%)	(0.5%)	(0.5%)	(0.7%)	0.0%	0.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(0.5%)	(1.7%)	0.8%	(1.7%)	(13.5%)	(3.8%)	(2.8%)	(7.0%)	(2.3%)	3.0%	(4.4%)	(1.6%)	(1.3%)	(2.3%)	0.9%
Income tax expense	(5.5%)	(3.4%)	3.5%	(3.0%)	(2.2%)	3.4%	(9.8%)	(5.9%)	(2.8%)	(7.6%)	(3.9%)	(2.2%)	(4.6%)	(2.9%)	(2.8%)
Net income/(loss) margin	21.1%	(6.0%)	31.0%	6.8%	(63.3%)	(21.6%)	16.5%	(35.3%)	24.9%	16.2%	17.2%	6.0%	24.5%	(2.9%)	9.0%

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	16.2	18.5	19.6	22.8	18.7	20.0	19.6	19.2	16.7	15.6	16.5	15.1	12.9	12.0	13.2
Depreciation	(9.7)	(7.3)	(7.0)	(16.1)	(8.1)	(8.3)	(8.1)	(8.5)	(8.7)	(6.9)	(11.1)	(12.0)	(7.2)	(8.0)	(12.9)
Amortization	(4.8)	(4.8)	(5.1)	(6.5)	(9.0)	(8.2)	(9.0)	(8.9)	(5.6)	(5.0)	(5.0)	(4.9)	(0.4)	(1.6)	(1.0)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	1.7	6.4	7.5	0.2	1.6	3.5	2.5	1.8	2.4	3.7	0.4	(1.8)	5.3	2.4	(0.7)
Interest income	(0.1)	—	(0.1)	(0.2)	0.2	0.2	0.3	0.3	0.6	0.8	0.7	0.7	0.8	0.9	0.9
Net foreign exchange gain/(loss)	(0.3)	0.9	(0.8)	0.9	(1.8)	0.4	1.6	0.3	2.9	(1.5)	0.8	(0.5)	2.5	(3.5)	(0.8)
Interest expense	(0.4)	—	(0.2)	(0.8)	(0.4)	(0.4)	(0.3)	(0.3)	(0.3)	(0.1)	(0.2)	(0.2)	(0.1)	—	—
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.5)	(0.6)	0.3	(0.4)	0.1	(0.6)	(0.8)	(2.4)	(0.1)	0.6	(1.2)	(0.2)	(0.2)	(0.4)	(0.4)
Income tax expense	(1.8)	(1.1)	1.3	(1.1)	(0.2)	1.3	(4.8)	(2.1)	(0.8)	(2.5)	(1.3)	(0.7)	(1.3)	(0.8)	(0.5)
Net income/(loss)	(1.4)	5.6	8.0	(1.4)	(0.5)	4.4	(1.5)	(2.4)	4.7	1.0	(0.8)	(2.7)	7.0	(1.4)	(1.5)

Adjusted IBDA margin fixed as a percentage of net operating revenue	47.4%	52.6%	52.1%	62.8%	51.7%	52.2%	52.7%	52.6%	53.2%	52.9%	53.1%	52.1%	48.5%	44.4%	47.8%
Depreciation	(28.4%)	(20.7%)	(18.6%)	(44.4%)	(22.4%)	(21.7%)	(21.8%)	(23.3%)	(27.7%)	(23.4%)	(35.7%)	(41.4%)	(27.1%)	(29.6%)	(46.7%)
Amortization	(14.0%)	(13.6%)	(13.6%)	(17.9%)	(24.9%)	(21.4%)	(24.2%)	(24.4%)	(17.8%)	(16.9%)	(16.1%)	(16.9%)	(1.5%)	(5.9%)	(3.6%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	5.0%	18.2%	19.9%	0.6%	4.4%	9.1%	6.7%	4.9%	7.6%	12.5%	1.3%	(6.2%)	19.9%	8.9%	(2.5%)
Interest income	(0.3%)	0.0%	(0.3%)	(0.6%)	0.6%	0.5%	0.8%	0.8%	1.9%	2.7%	2.3%	2.4%	3.0%	3.3%	3.3%
Net foreign exchange gain/(loss)	(0.9%)	2.6%	(2.1%)	2.5%	(5.0%)	1.0%	4.3%	0.8%	9.2%	(5.1%)	2.6%	(1.7%)	9.4%	(13.0%)	(2.9%)
Interest expense	(1.2%)	0.0%	(0.5%)	(2.2%)	(1.1%)	(1.0%)	(0.8%)	(0.8%)	(1.0%)	(0.3%)	(0.6%)	(0.7%)	(0.4%)	0.0%	0.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(1.5%)	(1.7%)	0.8%	(1.1%)	0.3%	(1.6%)	(2.2%)	(6.6%)	(0.3%)	2.0%	(3.9%)	(0.7%)	(0.8%)	(1.5%)	(1.4%)
Income tax expense	(5.3%)	(3.1%)	3.5%	(3.0%)	(0.6%)	3.4%	(12.9%)	(5.8%)	(2.5%)	(8.5%)	(4.2%)	(2.4%)	(4.9%)	(3.0%)	(1.8%)
Net income/(loss) margin	(4.1%)	15.9%	21.3%	(3.9%)	(1.4%)	11.5%	(4.0%)	(6.6%)	15.0%	3.4%	(2.6%)	(9.3%)	26.3%	(5.2%)	(5.4%)

Tajikistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	14.8	20.1	22.2
Gross margin	1.6	3.2	5.2	5.1	5.2	7.2	10.0	11.5	10.3	10.5	11.4	11.6	10.8	13.0	14.2
Gross margin, %	55.2%	61.5%	67.5%	63.0%	61.9%	64.3%	67.6%	70.1%	71.5%	73.4%	76.5%	74.4%	73.0%	64.7%	64.0%
Adjusted OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4	6.7	8.8
Adjusted OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%	33.3%	39.6%
SG&A	1.9	3.1	3.5	3.5	4.0	4.5	5.2	6.2	5.4	5.1	6.2	4.5	6.3	5.3	5.4
including Sales & Marketing Expenses	0.8	1.3	1.5	1.4	1.2	1.4	1.7	1.7	1.3	1.1	1.0	1.0	1.2	0.9	1.1
including advertising	0.3	0.7	0.5	0.5	0.6	0.6	0.5	0.5	0.3	0.2	0.3	0.3	0.3	0.2	0.3
including General & Administrative Costs	1.1	1.8	2.0	2.1	2.8	3.1	3.5	4.5	4.1	4.0	5.2	3.5	5.1	4.4	4.3
SG&A, %	65.5%	59.6%	45.5%	43.2%	47.6%	40.2%	35.1%	37.8%	37.5%	35.7%	41.6%	28.8%	42.6%	26.4%	24.3%
Net Income attributable to VimpelCom Ltd	-1.0	-1.8	-0.3	-2.5	-1.2	-3.0	-0.3	-0.7	-0.2	0.0	-0.3	0.6	-0.2	1.0	2.1
Capital Expenditures	13.5	5.7	6.1	20.2	7.2	13.5	6.4	17.9	0.4	0.8	0.5	5.4	0.1	3.5	2.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	13.3	14.9	16.5
including Mobile Interconnect	0.2	0.4	1.7	2.1	2.0	2.9	4.7	5.4	4.3	4.7	5.4	6.0	5.6	6.9	8.2
Adjusted OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.1	5.7	7.8
Adjusted OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	30.8%	38.3%	47.3%

Subscriptions (‘000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6	624.6	722.3	677.1	706.0	743.0	820.0	784.0	772.0
ARPU, US$	8.7	10.1	10.8	9.0	8.0	9.4	10.4	9.6	7.1	6.9	7.2	7.2	5.6	6.1	7.1
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9	243.4	171.7	173.1	173.3	173.6	157.9	167.6	191.2
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%	12.7%	2.7%	20.6%	14.9%	14.7%	13.6%	22.9%	22.8%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	1.5	5.2	5.7
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	1.5	5.2	5.7
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	0.3	1.0	1.0
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	20.0%	19.2%	17.5%

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	(0.3)	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4	6.7	8.8
Depreciation	(0.3)	(0.6)	(0.9)	(1.5)	(1.7)	(3.1)	(3.1)	(3.5)	(3.5)	(3.5)	(3.5)	(4.7)	(3.7)	(4.1)	(4.6)
Amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.3)	(0.3)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(0.8)	(0.7)	0.5	(0.3)	(0.6)	(0.8)	1.5	1.6	1.2	1.6	1.4	2.1	0.5	2.3	3.9
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	0.4	0.1	(0.2)	0.1	—	(0.2)	—	—	(0.2)	(0.1)	0.1	—
Interest expense	(0.6)	(0.8)	(0.9)	(1.2)	(1.4)	(1.6)	(1.8)	(1.8)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)	(1.3)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	0.1	—	(0.1)	0.1	(0.1)	(0.2)	(0.7)	0.3	—	(0.3)	0.1	—	—	(0.5)
Income tax expense	0.3	(0.1)	0.1	(1.5)	0.6	0.1	0.1	0.2	0.1	0.1	0.1	0.3	0.8	0.4	0.3
Net income/(loss)	(1.2)	(1.5)	(0.3)	(2.7)	(1.2)	(2.6)	(0.3)	(0.7)	(0.3)	0.0	(0.4)	0.7	(0.3)	1.3	2.4

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%	33.3%	39.6%
Depreciation	n/a	(11.6%)	(11.7%)	(18.5%)	(20.2%)	(27.6%)	(20.9%)	(21.3%)	(24.3%)	(24.5%)	(23.5%)	(30.1%)	(24.9%)	(20.4%)	(20.6%)
Amortization	n/a	(3.8%)	(2.6%)	(2.5%)	(2.4%)	(2.7%)	(1.4%)	(1.2%)	(1.4%)	(2.1%)	(2.0%)	(1.9%)	(1.4%)	(1.5%)	(1.4%)
Impairment loss	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	(13.5%)	6.5%	(3.7%)	(7.1%)	(7.1%)	10.1%	9.8%	8.3%	11.2%	9.4%	13.5%	3.4%	11.4%	17.6%
Interest income	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	0.0%	0.0%	4.9%	1.2%	(1.8%)	0.7%	0.0%	(1.4%)	0.0%	0.0%	(1.3%)	(0.7%)	0.5%	0.0%
Interest expense	n/a	(15.4%)	(11.7%)	(14.8%)	(16.7%)	(14.3%)	(12.2%)	(11.0%)	(11.8%)	(11.9%)	(10.7%)	(10.3%)	(10.1%)	(7.5%)	(5.9%)
Equity in net gain/(loss) of associates	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	2.0%	0.0%	(1.2%)	1.2%	(0.9%)	(1.3%)	(4.3%)	2.1%	0.0%	(2.1%)	0.7%	0.0%	0.0%	(2.3%)
Income tax expense	n/a	(1.9%)	1.3%	(18.5%)	7.1%	0.9%	0.7%	1.2%	0.7%	0.7%	0.7%	1.9%	5.4%	2.0%	1.4%
Net income/(loss)	n/a	(28.8%)	(3.9%)	(33.3%)	(14.3%)	(23.2%)	(2.0%)	(4.3%)	(2.1%)	0.0%	(2.7%)	4.5%	(2.0%)	6.5%	10.8%

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	(0.3)	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.1	5.7	7.7
Depreciation	(0.3)	(0.6)	(0.9)	(1.5)	(1.7)	(3.1)	(3.1)	(3.5)	(3.5)	(3.5)	(3.5)	(4.7)	(3.6)	(4.1)	(4.6)
Amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(0.8)	(0.7)	0.5	(0.3)	(0.6)	(0.8)	1.5	1.6	1.2	1.6	1.4	2.1	0.2	1.3	2.8
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	0.4	0.1	(0.2)	0.1	—	(0.2)	—	—	(0.2)	(0.1)	0.1	—
Interest expense	(0.6)	(0.8)	(0.9)	(1.2)	(1.4)	(1.6)	(1.8)	(1.8)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)	(1.3)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	0.1	—	(0.1)	0.1	(0.1)	(0.2)	(0.7)	0.3	—	(0.3)	0.1	(0.1)	—	(0.5)
Income tax expense	0.3	(0.1)	0.1	(1.5)	0.6	0.1	0.1	0.2	0.1	0.1	0.1	0.3	0.8	0.4	0.3
Net income/(loss)	(1.2)	(1.5)	(0.3)	(2.7)	(1.2)	(2.6)	(0.3)	(0.7)	(0.3)	0.0	(0.4)	0.7	(0.7)	0.3	1.3

Adjusted OIBDA margin mobile as a percentage of net operating revenue	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	30.8%	38.3%	46.7%
Depreciation	n/a	(11.6%)	(11.7%)	(18.5%)	(20.2%)	(27.7%)	(20.9%)	(21.3%)	(24.3%)	(24.5%)	(23.5%)	(30.1%)	(27.1%)	(27.5%)	(27.9%)
Amortization	n/a	(3.8%)	(2.6%)	(2.5%)	(2.4%)	(2.7%)	(1.4%)	(1.2%)	(1.4%)	(2.1%)	(2.0%)	(1.9%)	(2.3%)	(2.0%)	(1.8%)
Impairment loss	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	n/a	(13.5%)	6.5%	(3.7%)	(7.1%)	(7.1%)	10.1%	9.8%	8.3%	11.2%	9.4%	13.5%	1.5%	8.7%	17.0%
Interest income	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	0.0%	0.0%	4.9%	1.2%	(1.8%)	0.7%	0.0%	(1.4%)	0.0%	0.0%	(1.3%)	(0.8%)	0.7%	0.0%
Interest expense	n/a	(15.4%)	(11.7%)	(14.8%)	(16.7%)	(14.3%)	(12.2%)	(11.0%)	(11.8%)	(11.9%)	(10.7%)	(10.3%)	(11.3%)	(10.1%)	(7.9%)
Equity in net gain/(loss) of associates	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	2.0%	0.0%	(1.2%)	1.2%	(0.9%)	(1.4%)	(4.3%)	2.1%	0.0%	(2.0%)	0.6%	(0.8%)	0.0%	(3.0%)
Income tax expense	n/a	(1.9%)	1.3%	(18.5%)	7.1%	0.9%	0.7%	1.2%	0.7%	0.7%	0.7%	1.9%	6.0%	2.7%	1.8%
Net income/(loss) margin	n/a	(28.8%)	(3.9%)	(33.3%)	(14.3%)	(23.2%)	(2.0%)	(4.3%)	(2.1%)	0.0%	(2.7%)	4.5%	(5.3%)	2.0%	7.9%

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	0.3	1.0	1.0
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	0.3	1.0	1.0
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.3	1.0	1.0
	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted OIBDA margin fixed as a percentage of net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	20.0%	19.2%	17.5%
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Operating income margin	—	—	—	—	—	—	—	—	—	—	—	—	20.0%	19.2%	17.5%
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Net income/(loss) margin	—	—	—	—	—	—	—	—	—	—	—	—	20.0%	19.2%	17.5%

Georgia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.9	11.5	13.0
Gross margin	0.00	-0.01	0.03	0.24	0.8	1.6	2.6	2.6	2.9	3.6	4.7	5.1	5.7	6.1	8.4
Gross margin, %	n/a	n/a	10.0%	26.7%	33.3%	41.0%	48.1%	44.1%	48.3%	50.7%	52.8%	50.0%	52.3%	53.0%	64.6%
Adjusted OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2	-0.5	0.1	1.0	0.4	1.1	1.5	3.5
Adjusted OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%	13.0%	26.9%
SG&A	1.2	1.9	2.1	2.6	3.0	3.7	3.7	3.8	3.4	3.5	3.8	4.7	4.5	4.5	4.8
including Sales & Marketing Expenses	0.2	0.3	0.4	0.6	0.6	0.6	0.8	0.9	0.6	0.7	0.8	1.1	1.1	0.9	1.0
including advertising	0.0	1.2	0.3	0.4	0.3	0.4	0.6	0.6	0.2	0.2	0.3	0.4	0.3	0.4	0.4
including General & Administrative Costs	1.0	1.6	1.7	2.0	2.4	3.1	2.9	2.9	2.8	2.8	3.0	3.6	3.4	3.6	3.8
SG&A, %	n/a	950.0%	700.0%	288.9%	125.0%	94.9%	68.5%	64.4%	56.7%	49.3%	42.7%	46.1%	41.3%	39.1%	36.9%
Net Income attributable to VimpelCom Ltd	-1.9	-2.0	-2.3	-1.4	0.1	-1.5	-5.3	-30.7	-3.6	-2.9	-4.1	-3.9	-6.1	-7.5	-0.2
Capital Expenditures	16.6	9.4	4.8	28.9	7.0	12.2	8.9	7.0	1.6	2.1	2.5	3.3	4.3	8.9	6.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.6	11.1	12.6
including Mobile Interconnect	0.00	0.0	0.1	0.2	0.6	0.9	1.3	1.5	1.5	1.8	2.4	2.5	2.3	2.6	3.2
Adjusted OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2	-0.5	0.1	1.0	0.4	1.1	1.5	3.5
Adjusted OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.4%	13.5%	27.8%
Subscriptions (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0	225.1	246.4	289.2	341.0	399.0	431.0	466.0	529.0
ARPU, US$	3.2	4.8	6.3	9.0	7.4	8.2	9.9	9.7	8.4	8.8	9.2	8.4	7.5	7.9	8.1
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8	129.8	121.2	123.1	129.3	131.1	125.0	140.5	147.4
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%	11.7%	7.8%	10.8%	10.7%	15.7%	11.2%	12.0%	11.4%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	0.3	0.4	0.4
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	1
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	0.3	0.4	0.4
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	1
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	0.02	0.03	0.07
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	6.7%	7.5%	17.5%
Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
BB subscriptions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	(1.2)	(1.9)	(2.0)	(2.3)	(2.2)	(2.1)	(1.1)	(1.2)	(0.5)	0.1	1.0	0.4	1.1	1.5	3.5
Depreciation	(0.1)	(0.5)	(0.8)	(1.1)	(1.5)	(1.9)	(2.1)	(2.7)	(2.9)	(2.9)	(2.8)	(3.1)	(2.8)	(3.1)	(3.9)
Amortization	(0.9)	(1.2)	(1.3)	(1.3)	(1.3)	(2.0)	(2.0)	(1.8)	(1.7)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(2.2)	(3.6)	(4.1)	(4.7)	(5.0)	(6.0)	(5.2)	(5.7)	(5.1)	(4.5)	(3.5)	(4.3)	(3.3)	(3.1)	(1.9)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	0.2	0.6	0.3	2.4	6.5	4.1	1.1	(22.8)	(0.3)	1.2	(1.8)	(0.9)	(6.1)	(8.8)	3.7
Interest expense	(0.4)	(0.6)	(0.9)	(1.2)	(1.5)	(1.9)	(2.2)	(2.6)	(2.5)	(2.7)	(2.7)	(2.7)	(2.8)	(2.8)	(2.9)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	0.1	(0.1)	0.1	(0.1)	0.1	—	(0.2)	(0.1)	0.1	—	(0.2)	0.1
Income tax expense	(1.3)	(0.3)	0.2	0.6	0.3	0.8	0.5	0.3	0.8	0.5	0.1	0.2	0.2	0.1	0.6
Net income/(loss)	(3.7)	(3.9)	(4.5)	(2.8)	0.2	(2.9)	(5.9)	(30.7)	(7.1)	(5.7)	(8.0)	(7.6)	(12.0)	(14.8)	(0.4)
Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%	13.0%	26.9%
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(40.8%)	(31.5%)	(30.4%)	(25.7%)	(27.0%)	(30.0%)
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(23.9%)	(19.1%)	(15.7%)	(14.7%)	(13.0%)	(11.5%)
Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(63.4%)	(39.3%)	(42.2%)	(30.3%)	(27.0%)	(14.6%)
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	16.9%	(20.2%)	(8.8%)	(55.9%)	(76.5%)	28.5%
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(38.0%)	(30.3%)	(26.5%)	(25.7%)	(24.3%)	(22.3%)
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2.8%)	(1.2%)	1.0%	0.0%	(1.7%)	0.8%
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.0%	1.1%	2.0%	1.8%	0.9%	4.6%
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(80.3%)	(89.9%)	(74.5%)	(110.1%)	(128.7%)	(3.1%)

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	(1.2)	(1.9)	(2.0)	(2.3)	(2.2)	(2.1)	(1.1)	(1.2)	(0.5)	0.1	1.0	0.4	1.1	1.5	3.4
Depreciation	(0.1)	(0.5)	(0.8)	(1.1)	(1.5)	(1.9)	(2.1)	(2.7)	(2.9)	(2.9)	(2.8)	(3.1)	(2.8)	(3.1)	(3.9)
Amortization	(0.9)	(1.2)	(1.3)	(1.3)	(1.3)	(2.0)	(2.0)	(1.8)	(1.7)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(2.2)	(3.6)	(4.1)	(4.7)	(5.0)	(6.0)	(5.2)	(5.7)	(5.1)	(4.5)	(3.5)	(4.3)	(3.3)	(3.1)	(2.0)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Net foreign exchange gain/(loss)	0.2	0.6	0.3	2.4	6.5	4.1	1.1	(22.8)	(0.3)	1.2	(1.8)	(0.9)	(6.1)	(8.8)	3.7
Interest expense	(0.4)	(0.6)	(0.9)	(1.2)	(1.5)	(1.9)	(2.2)	(2.6)	(2.5)	(2.7)	(2.7)	(2.7)	(2.8)	(2.8)	(2.9)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	0.1	(0.1)	0.1	(0.1)	0.1	—	(0.2)	(0.1)	0.1	—	(0.1)	0.1
Income tax expense	(1.3)	(0.3)	0.2	0.6	0.3	0.8	0.5	0.3	0.8	0.5	0.1	0.2	0.2	0.1	0.6
Net income/(loss)	(3.7)	(3.9)	(4.5)	(2.8)	0.2	(2.9)	(5.9)	(30.7)	(7.1)	(5.7)	(8.0)	(7.6)	(12.0)	(14.7)	(0.5)
Adjusted OIBDA margin mobile as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.4%	13.5%	27.0%
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(40.8%)	(31.5%)	(30.4%)	(26.4%)	(27.9%)	(31.0%)
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(23.9%)	(19.1%)	(15.7%)	(15.1%)	(13.5%)	(11.9%)
Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(63.4%)	(39.3%)	(42.2%)	(31.1%)	(27.9%)	(15.9%)
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.3%	0.1%	0.1%
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	16.9%	(20.2%)	(8.8%)	(57.5%)	(79.3%)	29.4%
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(38.0%)	(30.3%)	(26.5%)	(26.4%)	(25.2%)	(23.0%)
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2.8%)	(1.1%)	1.0%	0.0%	(0.9%)	0.8%
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.0%	1.1%	2.0%	1.9%	0.9%	4.8%
Net income/(loss) margin	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(51.4%)	(72.1%)	(68.5%)	(107.8%)	(132.3%)	(3.9%)

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	0.02	0.03	0.07
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	0.02	0.03	0.07
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.02	0.03	0.07
Adjusted OIBDA margin fixed as a percentage of net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	6.7%	7.5%	17.5%
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Operating income margin	—	—	—	—	—	—	—	—	—	—	—	—	6.7%	7.5%	17.5%
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Net income/(loss) margin	—	—	—	—	—	—	—	—	—	—	—	—	6.7%	7.5%	17.5%

Kyrgizia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	25.5	27.5	29.3
Gross margin	—	—	—	—	—	—	—	—	—	—	—	—	20.0	21.4	21.8
Gross margin, %	—	—	—	—	—	—	—	—	—	—	—	—	78.4%	77.8%	74.4%
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	9.5	12.8	12.2
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	37.3%	46.5%	41.6%
SG&A	—	—	—	—	—	—	—	—	—	—	—	—	7.5	8.5	9.2
including Sales & Marketing Expenses	—	—	—	—	—	—	—	—	—	—	—	—	1.6	1.0	1.2
including advertising	—	—	—	—	—	—	—	—	—	—	—	—	0.5	0.2	0.3
including General & Administrative Costs	—	—	—	—	—	—	—	—	—	—	—	—	5.9	7.5	8.0
SG&A, %	—	—	—	—	—	—	—	—	—	—	—	—	29.4%	30.9%	31.4%
Net Income attributable to VimpelCom Ltd	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Capital Expenditures	—	—	—	—	—	—	—	—	—	—	—	—	1.0	0.2	2.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	25.5	27.5	29.3
including Mobile Interconnect	—	—	—	—	—	—	—	—	—	—	—	—	6.0	7.8	8.5
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	9.5	12.8	12.2
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	37.3%	46.5%	41.6%

Subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	1,774	1,722	1,766
ARPU, US$	—	—	—	—	—	—	—	—	—	—	—	—	4.7	5.3	5.6
MOU, min	—	—	—	—	—	—	—	—	—	—	—	—	193.9	235.9	288.2
Churn 3 months active base (quarterly), %	—	—	—	—	—	—	—	—	—	—	—	—	17.2%	17.3%	15.4%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	9.5	12.8	12.2
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	(3.3)	(3.4)	(3.8)
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	(0.8)	(0.8)	(8.3)
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	5.4	8.6	0.1
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.7	0.3	0.2
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.4	0.2	0.0
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	-0.1
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.1	0.1	-3.5
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	(0.6)	(1.4)	0.9
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	6.0	7.8	-2.4

Adjusted OIBDA margin as a percentage of net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	37.3%	46.5%	41.6%
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	(13.0%)	(12.3%)	(13.0%)
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	(3.1%)	(2.9%)	(28.3%)
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	21.2%	31.3%	0.3%
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	2.7%	1.1%	0.7%
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	1.6%	0.7%	0.0%
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	(0.3%)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.4%	0.4%	(11.9%)
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	(2.4%)	(5.1%)	3.1%
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	23.5%	28.4%	(8.2%)

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	9.5	12.8	12.2
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	(3.3)	(3.4)	(3.8)
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	(0.8)	(0.8)	(8.3)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	5.4	8.6	0.1
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.7	0.3	0.2
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.4	0.2	—
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(0.1)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.1	0.1	(3.5)
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	(0.6)	(1.4)	0.9
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	6.0	7.8	(2.4)

Adjusted OIBDA margin mobile as a percentage of net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	37.3%	46.5%	41.6%
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	-13.0%	-12.3%	-13.0%
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	-3.1%	-2.9%	-28.3%
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Operating income margin	—	—	—	—	—	—	—	—	—	—	—	—	21.2%	31.3%	0.3%
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	2.7%	1.1%	0.7%
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	1.6%	0.7%	0.0%
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	(0.3%)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.4%	0.4%	(11.9%)
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	(2.4%)	(5.1%)	3.1%
Net income/(loss) margin	—	—	—	—	—	—	—	—	—	—	—	—	23.5%	28.4%	(8.2%)

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0

Adjusted OIBDA margin fixed as a percentage of net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Operating income margin	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0
Net income/(loss) margin	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	—	—	0.0	0.0	0.0	0.9	2.4	2.4	4.4	5.5	5.0
Gross margin	—	—	—	—	—	—	0.0	0.0	0.0	-1.0	-0.7	0.5	2.3	2.8	2.6
Gross margin, %	—	—	—	—	—	—	n/a	n/a	n/a	-111.1%	-29.2%	20.8%	52.3%	50.9%	52.0%
Adjusted OIBDA	—	—	—	—	—	—	0.6	-1.3	-3.8	-8.5	-13.2	-12.6	-8.6	-8.1	-8.8
Adjusted OIBDA, %	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-176.0%
SG&A	—	—	—	—	—	—	-0.6	1.3	3.8	7.5	12.5	13.1	10.9	10.9	11.4
including Sales & Marketing Expenses	—	—	—	—	—	—	0.0	0.0	0.0	2.2	2.7	2.5	3.0	3.1	2.8
including advertising	—	—	—	—	—	—	0.0	0.0	0.0	1.6	1.3	1.2	0.7	1.3	1.1
including General & Administrative Costs	—	—	—	—	—	—	-0.6	1.3	3.8	5.3	9.8	10.6	7.9	7.8	8.6
SG&A, %	—	—	—	—	—	—	n/a	n/a	n/a	833.3%	520.8%	545.8%	247.7%	198.2%	228.0%
Net Income attributable to VimpelCom Ltd	—	—	—	—	—	—	0.6	0.5	-0.8	-13.3	-22.1	-31.7	-18.3	-20.5	-22.3
Capital Expenditures	—	—	—	—	—	—	0.4	7.4	12.9	23.6	8.2	22.8	16.9	8.8	8.2

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	—	—	0	0	0	0.9	2.4	2.4	4.4	5.5	5
including Mobile Interconnect	—	—	—	—	—	—	0	0	0	0	0.2	0.3	0.6	0.8	0.9
Adjusted OIBDA	—	—	—	—	—	—	0.6	-1.3	-3.8	-8.5	-13.2	-12.6	-8.6	-8.1	-8.8
Adjusted OIBDA, %	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subscriptions (‘000)	—	—	—	—	—	—	0	0	0	79 *	95 *	367	491	525	505
ARPU, US$	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	3.5	3.4	3.2
MOU, min	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	350.7	340.7	230.5
Churn 3 months active base (quarterly), %	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	n/m	n/m	49.6%

* In 2Q ‘09 and 3Q ‘09 we reported 79 and 95 thousands as active subscriptions in Cambodia which were calculated on a one month basis. Starting from 4Q09 we report active subscriptions base in Cambodia calculated on a three month basis.

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	—	—	0.6	(1.3)	(3.8)	(8.5)	(13.2)	(12.6)	(8.6)	(8.1)	(8.8)
Depreciation	—	—	—	—	—	—	—	—	—	(0.3)	(1.5)	(2.3)	(2.7)	(3.1)	(3.5)
Amortization	—	—	—	—	—	—	—	—	—	(0.2)	(0.5)	(0.3)	(0.4)	(0.4)	(0.2)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	0.6	(1.3)	(3.8)	(9.0)	(15.2)	(15.2)	(11.7)	(11.6)	(12.5)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.1	—	—
Interest expense	—	—	—	—	—	—	—	—	(0.3)	(0.7)	(1.3)	(1.7)	(1.8)	(2.2)	(2.7)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	1.8	3.1	(4.3)	(6.7)	(15.8)	(5.9)	(7.8)	(8.4)
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income/(loss)	—	—	—	—	—	—	0.6	0.5	(1.0)	(14.0)	(23.2)	(32.7)	(19.3)	(21.6)	(23.6)

Adjusted OIBDA margin total as a percentage of net operating revenue	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Depreciation	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amortization	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Impairment loss	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest income	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net foreign exchange gain/(loss)	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest expense	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Equity in net gain/(loss) of associates	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (expense)/income, net	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Income tax expense	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net income/(loss)	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	—	—	0.6	(1.3)	(3.8)	(8.5)	(13.2)	(12.6)	(8.6)	(8.1)	(8.8)
Depreciation	—	—	—	—	—	—	—	—	—	(0.3)	(1.5)	(2.3)	(2.7)	(3.1)	(3.5)
Amortization	—	—	—	—	—	—	—	—	—	(0.2)	(0.5)	(0.3)	(0.4)	(0.4)	(0.2)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	0.6	(1.3)	(3.8)	(9.0)	(15.2)	(15.2)	(11.7)	(11.6)	(12.5)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.1	—	—
Interest expense	—	—	—	—	—	—	—	—	(0.3)	(0.7)	(1.3)	(1.7)	(1.8)	(2.2)	(2.7)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	1.8	3.1	(4.3)	(6.7)	(15.8)	(5.9)	(7.8)	(8.4)
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income/(loss)	—	—	—	—	—	—	0.6	0.5	(1.0)	(14.0)	(23.2)	(32.7)	(19.3)	(21.6)	(23.6)

Adjusted OIBDA margin mobile as a percentage of net operating revenue	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Depreciation	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amortization	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Impairment loss	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income margin	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest income	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net foreign exchange gain/(loss)	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest expense	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Equity in net gain/(loss) of associates	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (expense)/income, net	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Income tax expense	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net income/(loss) margin	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted OIBDA margin fixed as a percentage of net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income margin	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income/(loss) margin	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

OJSC VimpelCom Unaudited Condensed Consolidated Balance Sheets

	September 30, 2010	December 31, 2009
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$1,951,960	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts	482,071	392,365
Inventory	73,443	61,919
Deferred income taxes	60,634	91,493
Input value added tax	143,054	96,994
Due from related parties	110,517	249,631
Other current assets	329,910	627,257

Total current assets	3,151,589	2,966,608

Property and equipment, net	5,562,015	5,561,569
Telecommunications licenses, net	458,848	542,597
Goodwill	3,493,122	3,284,293
Other intangible assets, net	634,740	700,365
Software, net	415,279	448,255
Investments in associates	445,952	436,767
Other assets	670,496	792,087

Total assets	$14,832,041	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$696,912	$545,690
Due to employees	139,608	113,368
Due to related parties	21,156	9,211
Accrued liabilities	253,759	315,666
Taxes payable	266,475	212,767
Customer advances, net of VAT	312,703	376,121
Customer deposits	28,412	28,386
Short-term debt	1,637,265	1,813,141

Total current liabilities	3,356,290	3,414,350

Deferred income taxes	475,855	596,472
Long-term debt	4,360,230	5,539,906
Other non-current liabilities	164,149	164,636
Commitments, contingencies and uncertainties	—	—

Total liabilities	8,356,524	9,715,364

Redeemable noncontrolling interest	518,664	508,668

Equity:
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2009: 51,281,022); 51,281,022 shares outstanding (December 31, 2009: 50,714,579)	92	92
Additional paid-in capital	1,165,270	1,143,657
Retained earnings	5,243,311	4,074,492
Accumulated other comprehensive loss	(504,716)	(488,277)
Treasury stock, at cost, 11,327,200 shares of VimpelCom Ltd. common stock (December 31, 2009: 11,328,860)	(223,406)	(223,421)

Total VimpelCom shareholders’ equity	5,680,551	4,506,543
Noncontrolling interest	276,302	1,966

Total equity	5,956,853	4,508,509

Total liabilities, redeemable noncontrolling interest and equity	$14,832,041	$14,732,541

OJSC VimpelCom Unaudited Condensed Consolidated Statements of Income

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	(In thousands of US dollars)
Operating revenues:
Service revenues	$2,435,964	$2,245,967	$6,979,602	$6,298,463
Sales of equipment and accessories	33,967	26,130	104,390	86,998
Other revenues	3,254	5,523	11,779	14,694

Total operating revenues	2,473,185	2,277,620	7,095,771	6,400,155
Revenue based tax	—	(1,823)	—	(5,839)

Net operating revenues	2,473,185	2,275,797	7,095,771	6,394,316

Operating expenses:
Service costs	561,809	488,425	1,590,661	1,370,952
Cost of equipment and accessories	43,308	26,876	115,637	85,564
Selling, general and administrative expenses	698,751	599,186	2,019,235	1,710,198
Depreciation	351,768	366,039	1,038,208	1,000,201
Amortization	73,330	71,164	206,377	213,947
Provision for doubtful accounts	10,598	12,974	39,769	42,974

Total operating expenses	1,739,564	1,564,664	5,009,887	4,423,836

Operating income	733,621	711,133	2,085,884	1,970,480
Other income and expenses:
Interest income	9,061	7,706	32,534	41,310
Net foreign exchange gain/(loss)	20,413	24,516	(5,170)	(397,191)
Interest expense	(120,247)	(156,793)	(393,982)	(434,802)
Equity in net gain/(loss) of associates	19,201	4,861	26,505	(25,754)
Other expenses, net	(21,125)	(3,206)	(83,535)	(8,124)

Total other income and expenses	(92,697)	(122,916)	(423,648)	(824,561)

Income before income taxes	640,924	588,217	1,662,236	1,145,919
Income tax expense	178,158	152,336	459,729	309,665

Net income	462,766	435,881	1,202,507	836,254
Net income/(loss) attributable to the noncontrolling interest	11,621	1,384	33,688	(2,136)

Net income attributable to VimpelCom	$451,145	$434,497	$1,168,819	$838,390

OJSC VimpelCom Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2010	2009
	(In thousands of US dollars)
Operating activities

Net cash provided by operating activities	$2,468,278	$2,761,844

Investing activities

Purchases of property and equipment	(690,928)	(482,455)
Purchases of intangible assets	(15,245)	(13,067)
Purchases of software	(127,178)	(128,001)
Acqusition of Foratek, net of cash acquired	(36,372)	—
Investments in associates	—	(12,424)
Payment for shares in Golden Telecom	(143,569)	—
Cash increase due to Sky Mobile consolidation	4,702	—
Loan granted	(5,305)	—
Loan receivable repayment	22,910	—
Proceeds from withdrawal of deposits	435,194	—
Purchases of other assets, net	(16,674)	(29,877)

Net cash used in investing activities	(572,465)	(665,824)

Financing activities
Proceeds from bank and other loans	268,450	1,226,137
Repayments of bank and other loans	(1,589,976)	(1,691,052)
Payments of fees in respect of debt issues	(2,606)	(51,516)
Net proceeds from employee stock options	27	5,412
Purchase of noncontrolling interest in consolidated subsidiaries	(12,594)	(439)
Payment of dividends	(2,049)	—
Payment of dividends to noncontrolling interest	(34,517)	(718)

Net cash used in financing activities	(1,373,265)	(512,176)

Effect of exchange rate changes on cash and cash equivalents	(17,537)	23,788

Net increase in cash and cash equivalents	505,011	1,607,632
Cash and cash equivalents at beginning of period	1,446,949	914,683

Cash and cash equivalents at end of period	$1,951,960	$2,522,315

	Nine months ended September 30,
	2010	2009
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$490,468	$280,774
Interest	379,088	377,568
Non-cash activities:
Accounts payable for property, equipment and other long-lived assets	264,126	128,150